EXHIBIT 13.3
Management's Report on Internal Control over Financial Reporting
The consolidated financial statements and Management's Discussion and Analysis (MD&A) included in this Annual Report are the responsibility of the management of TC Energy Corporation (TC Energy or the Company) and have been approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (GAAP) and include amounts that are based on estimates and judgments. The MD&A is based on the Company's financial results. It compares the Company's financial and operating performance in 2020 to that in 2019, and highlights significant changes between 2019 and 2018. The MD&A should be read in conjunction with the consolidated financial statements and accompanying notes. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed and maintains a system of internal control over financial reporting, including a program of internal audits to carry out its responsibility. Management believes these controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements. The internal control over financial reporting includes management's communication to employees of policies that govern ethical business conduct.
Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management concluded, based on its evaluation, that internal control over financial reporting was effective as of December 31, 2020, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.
The Board of Directors is responsible for reviewing and approving the financial statements and MD&A and ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board of Directors carries out these responsibilities primarily through the Audit Committee, which consists of independent, non-management directors. The Audit Committee meets with management at least five times a year and meets independently with internal and external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the Charter of the Audit Committee, which is set out in the Annual Information Form. The Audit Committee's responsibilities include overseeing management's performance in carrying out its financial reporting responsibilities and reviewing the Annual Report, including the consolidated financial statements and MD&A, before these documents are submitted to the Board of Directors for approval. The internal and independent external auditors have access to the Audit Committee without the requirement to obtain prior management approval.
The Audit Committee approves the terms of engagement of the independent external auditors and reviews the annual audit plan, the Auditors' Report and the results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholders.
The shareholders have appointed KPMG LLP as independent external auditors to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows in accordance with GAAP. The reports of KPMG LLP outline the scope of its examinations and its opinions on the consolidated financial statements and the effectiveness of the Company's internal control over financial reporting.

Francois L. Poirier President and Chief Executive Officer	Donald R. Marchand Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

February 17, 2021
TC Energy Consolidated Financial Statements 2020 | 111

Report of Independent Registered Public Accounting Firm
To the Shareholders of TC Energy Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of TC Energy Corporation (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements; and (2) involved our especially challenging, subjective or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Qualitative goodwill impairment indicators
As discussed in Note 12 to the consolidated financial statements, the goodwill balance as of December 31, 2020 was $12,679 million. The Company assesses goodwill for impairment testing annually or more frequently if events or changes in circumstances indicate that the carrying value of a reporting unit might be impaired. In the current year, the Company only performed qualitative assessments to determine whether events or changes in circumstances indicate that goodwill might be impaired. These qualitative assessments were performed as of December 31, 2020.
112 | TC Energy Consolidated Financial Statements 2020

We identified the evaluation of qualitative goodwill impairment indicators, or qualitative factors, as a critical audit matter. The assessment of the potential impact that these qualitative factors have on a reporting unit's fair value required the application of subjective auditor judgment. Qualitative factors included macroeconomic conditions, industry and market considerations, current valuation multiples and discount rates, cost factors, historical and forecasted financial results and events specific to the reporting units, which required a higher degree of auditor judgment to evaluate. These qualitative factors could have had a significant effect on the Company's qualitative assessment and the potential for the need to perform a quantitative goodwill impairment test.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment assessment process, including controls related to the assessment of potential qualitative factors. We evaluated the Company's assessment of identified event-specific changes against our knowledge of event-specific changes obtained through other audit procedures. We evaluated information from analyst reports in the energy and utility industries, including global energy consumption forecasts and natural gas production forecasts, which were compared to geopolitical and market considerations used by the Company. We compared current valuation multiples and discount rates, cost factors, historical and forecasted financial results of the reporting units, including the impact of newly approved growth projects to assumptions used in quantitative goodwill impairment tests performed in previous periods. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in:
•evaluating the Company’s determination of valuation multiples by comparing to independently observed recent market transactions of comparable assets and using publicly available market data for comparable entities;
•evaluating the discount rates used by management in the evaluation, by comparing them against a discount rate range that was independently developed using publicly available market data for comparable entities.
Chartered Professional Accountants
We have served as the Company's auditor since 1956.
Calgary, Canada
February 17, 2021
TC Energy Consolidated Financial Statements 2020 | 113

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TC Energy Corporation
Opinion on Internal Control Over Financial Reporting
We have audited TC Energy Corporation’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated February 17, 2021 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Chartered Professional Accountants
Calgary, Canada
February 17, 2021

114 | TC Energy Consolidated Financial Statements 2020

Consolidated statement of income

year ended December 31	2020	2019	2018
(millions of Canadian $, except per share amounts)

Revenues (Notes 5 and 7)
Canadian Natural Gas Pipelines	4,469	4,010	4,038
U.S. Natural Gas Pipelines	5,031	4,978	4,314
Mexico Natural Gas Pipelines	716	603	619
Liquids Pipelines	2,371	2,879	2,584
Power and Storage	412	785	2,124
	12,999	13,255	13,679
Income from Equity Investments (Note 9)	1,019	920	714
Operating and Other Expenses
Plant operating costs and other	3,878	3,913	3,593
Commodity purchases resold	—	365	1,486
Property taxes	727	727	569
Depreciation and amortization	2,590	2,464	2,350
Goodwill and other asset impairment charges (Notes 7 and 12)	—	—	801
	7,195	7,469	8,799
Net (Loss)/ Gain on Assets Sold/Held for Sale (Note 27)	(50)	(121)	170
Financial Charges
Interest expense (Note 18)	2,228	2,333	2,265
Allowance for funds used during construction	(349)	(475)	(526)
Interest income and other	(213)	(460)	76
	1,666	1,398	1,815
Income before Income Taxes	5,107	5,187	3,949
Income Tax Expense (Note 17)
Current	252	699	315
Deferred	(58)	55	284
Deferred – U.S. Tax Reform and 2018 FERC Actions	—	—	(167)
	194	754	432
Net Income	4,913	4,433	3,517
Net income /(loss) attributable to non-controlling interests (Note 20)	297	293	(185)
Net Income Attributable to Controlling Interests	4,616	4,140	3,702
Preferred share dividends	159	164	163
Net Income Attributable to Common Shares	4,457	3,976	3,539

Net Income per Common Share (Note 21)
Basic	$4.74	$4.28	$3.92
Diluted	$4.74	$4.27	$3.92

Dividends Declared per Common Share	$3.24	$3.00	$2.76

Weighted Average Number of Common Shares (millions) (Note 21)
Basic	940	929	902
Diluted	940	931	903
The accompanying Notes to the consolidated financial statements are an integral part of these statements.
TC Energy Consolidated Financial Statements 2020 | 115

Consolidated statement of comprehensive income

year ended December 31	2020	2019	2018
(millions of Canadian $)

Net Income	4,913	4,433	3,517
Other Comprehensive (Loss)/ Income, Net of Income Taxes
Foreign currency translation gains and losses on net investment in foreign operations	(609)	(944)	1,358
Reclassification to net income of foreign currency translation gains on disposal of foreign operations	—	(13)	—
Change in fair value of net investment hedges	36	35	(42)
Change in fair value of cash flow hedges	(583)	(62)	(10)
Reclassification to net income of gains and losses on cash flow hedges	489	14	21
Unrealized actuarial gains and losses on pension and other post-retirement benefit plans	12	(10)	(114)
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	17	10	15
Other comprehensive (loss)/ income on equity investments	(280)	(82)	86
Other comprehensive (loss)/ income (Note 23)	(918)	(1,052)	1,314
Comprehensive Income	3,995	3,381	4,831
Comprehensive income /(loss) attributable to non-controlling interests	259	194	(13)
Comprehensive Income Attributable to Controlling Interests	3,736	3,187	4,844
Preferred share dividends	159	164	163
Comprehensive Income Attributable to Common Shares	3,577	3,023	4,681
The accompanying Notes to the consolidated financial statements are an integral part of these statements.
116 | TC Energy Consolidated Financial Statements 2020

Consolidated statement of cash flows

year ended December 31	2020	2019	2018
(millions of Canadian $)

Cash Generated from Operations
Net income	4,913	4,433	3,517
Depreciation and amortization	2,590	2,464	2,350
Goodwill and other asset impairment charges (Notes 7 and 12)	—	—	801
Deferred income taxes (Note 17)	(58)	55	284
Deferred income taxes – U.S. Tax Reform and 2018 FERC Actions (Note 17)	—	—	(167)
Income from equity investments (Note 9)	(1,019)	(920)	(714)
Distributions received from operating activities of equity investments (Note 9)	1,123	1,213	985
Employee post-retirement benefits funding, net of expense (Note 24)	(19)	(45)	(35)
Net loss/(gain) on assets sold/held for sale (Note 27)	50	121	(170)
Equity allowance for funds used during construction	(235)	(299)	(374)
Unrealized (gains)/ losses on financial instruments	(103)	(134)	220
Foreign exchange losses /(gains) on Loan receivable from affiliate (Note 10)	86	(53)	5
Other	57	(46)	(45)
(Increase)/ decrease in operating working capital (Note 26)	(327)	293	(102)
Net cash provided by operations	7,058	7,082	6,555
Investing Activities
Capital expenditures (Note 4)	(8,013)	(7,475)	(9,418)
Capital projects in development (Note 4)	(122)	(707)	(496)
Contributions to equity investments (Notes 4 and 9)	(765)	(602)	(1,015)
Proceeds from sales of assets, net of transaction costs	3,407	2,398	614
Acquisition	(88)	—	—
Reimbursement of costs related to capital projects in development (Note 13)	—	—	470
Other distributions from equity investments (Note 9)	—	186	121
Payment for unredeemed shares of Columbia Pipeline Group, Inc. (Note 27)	—	(373)	—
Deferred amounts and other	(471)	(299)	(295)
Net cash used in investing activities	(6,052)	(6,872)	(10,019)
Financing Activities
Notes payable (repaid)/ issued, net	(220)	1,656	817
Long-term debt issued, net of issue costs	5,770	3,024	6,238
Long-term debt repaid	(3,977)	(3,502)	(3,550)
Junior subordinated notes issued, net of issue costs	—	1,436	—
Loss on settlement of financial instruments (Note 25)	(130)	—	—
Dividends on common shares	(2,987)	(1,798)	(1,571)
Dividends on preferred shares	(159)	(160)	(158)
Distributions to non-controlling interests	(221)	(216)	(225)
Contributions from redeemable non-controlling interest (Note 20)	1,033	—	—
Common shares issued, net of issue costs	91	253	1,148
Partnership units of TC PipeLines, LP issued, net of issue costs	—	—	49
Net cash (used in)/ provided by financing activities	(800)	693	2,748
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(19)	(6)	73
Increase /(Decrease) in Cash and Cash Equivalents	187	897	(643)
Cash and Cash Equivalents
Beginning of year	1,343	446	1,089
Cash and Cash Equivalents
End of year	1,530	1,343	446
The accompanying Notes to the consolidated financial statements are an integral part of these statements.
TC Energy Consolidated Financial Statements 2020 | 117

Consolidated balance sheet

	at December 31	2020	2019
	(millions of Canadian $)

	ASSETS
	Current Assets
	Cash and cash equivalents	1,530	1,343
	Accounts receivable	2,162	2,422
	Inventories	629	452
	Assets held for sale (Note 27)	—	2,807
	Other current assets (Note 6)	880	627
		5,201	7,651
	Plant, Property and Equipment (Note 7)	69,775	65,489
	Loan Receivable from Affiliate (Note 10)	1,338	1,434
	Equity Investments (Note 9)	6,677	6,506
	Restricted Investments	1,898	1,557
	Regulatory Assets (Note 11)	1,753	1,587
	Goodwill (Note 12)	12,679	12,887
	Other Long-Term Assets (Note 13)	979	2,168
		100,300	99,279
	LIABILITIES
	Current Liabilities
	Notes payable (Note 14)	4,176	4,300
	Accounts payable and other (Note 15)	3,816	4,544
	Redeemable non-controlling interest (Note 20)	633	—
	Dividends payable	795	737
	Accrued interest	595	613
	Current portion of long-term debt (Note 18)	1,972	2,705
		11,987	12,899
	Regulatory Liabilities (Note 11)	4,148	3,772
	Other Long-Term Liabilities (Note 16)	1,475	1,614
	Deferred Income Tax Liabilities (Note 17)	5,806	5,703
	Long-Term Debt (Note 18)	34,913	34,280
	Junior Subordinated Notes (Note 19)	8,498	8,614
		66,827	66,882
	Redeemable Non-Controlling Interest (Note 20)	393	—
	EQUITY
	Common shares, no par value (Note 21)	24,488	24,387
Issued and outstanding:	December 31, 2020 – 940 million shares
	December 31, 2019 – 938 million shares
	Preferred shares (Note 22)	3,980	3,980
	Additional paid-in capital	2	—
	Retained earnings	5,367	3,955
	Accumulated other comprehensive loss (Note 23)	(2,439)	(1,559)
	Controlling Interests	31,398	30,763
	Non-controlling interests (Note 20)	1,682	1,634
		33,080	32,397
		100,300	99,279
Commitments, Contingencies and Guarantees (Note 28)
Variable Interest Entities (Note 29)
Subsequent Events (Note 30)
The accompanying Notes to the consolidated financial statements are an integral part of these statements.
On behalf of the Board:

Francois L. Poirier, Director	John E. Lowe, Director
118 | TC Energy Consolidated Financial Statements 2020

Consolidated statement of equity

year ended December 31	2020	2019	2018
(millions of Canadian $)

Common Shares (Note 21)
Balance at beginning of year	24,387	23,174	21,167
Shares issued:
On exercise of stock options	101	282	34
Under dividend reinvestment and share purchase plan	—	931	855
Under at-the-market equity issuance program, net of issue costs	—	—	1,118
Balance at end of year	24,488	24,387	23,174
Preferred Shares
Balance at beginning and end of year	3,980	3,980	3,980
Additional Paid-In Capital
Balance at beginning of year	—	17	—
Issuance of stock options, net of exercises	2	(17)	10
Dilution from TC PipeLines, LP units issued	—	—	7
Balance at end of year	2	—	17
Retained Earnings
Balance at beginning of year	3,955	2,773	1,623
Net income attributable to controlling interests	4,616	4,140	3,702
Common share dividends	(3,045)	(2,794)	(2,501)
Preferred share dividends	(159)	(164)	(163)
Adjustment related to income tax effects of asset drop-downs to TC PipeLines, LP	—	—	95
Reclassification of AOCI to retained earnings resulting from U.S. Tax Reform	—	—	17
Balance at end of year	5,367	3,955	2,773
Accumulated Other Comprehensive Loss
Balance at beginning of year	(1,559)	(606)	(1,731)
Other comprehensive (loss)/ income attributable to controlling interests (Note 23)	(880)	(953)	1,142
Reclassification of AOCI to retained earnings resulting from U.S. Tax Reform	—	—	(17)
Balance at end of year	(2,439)	(1,559)	(606)
Equity Attributable to Controlling Interests	31,398	30,763	29,338
Equity Attributable to Non-Controlling Interests
Balance at beginning of year	1,634	1,655	1,852
Net income /(loss) attributable to non-controlling interests	307	293	(185)
Other comprehensive (loss)/ income attributable to non-controlling interests	(38)	(99)	172
Distributions declared to non-controlling interests	(221)	(215)	(224)
Issuance of TC PipeLines, LP units
Proceeds, net of issue costs	—	—	49
Decrease in TC Energy's ownership of TC PipeLines, LP	—	—	(9)
Balance at end of year	1,682	1,634	1,655
Total Equity	33,080	32,397	30,993
The accompanying Notes to the consolidated financial statements are an integral part of these statements.
TC Energy Consolidated Financial Statements 2020 | 119

Notes to consolidated financial statements
1. DESCRIPTION OF TC ENERGY'S BUSINESS
TC Energy Corporation (TC Energy or the Company) is a leading North American energy infrastructure company which operates in five business segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Storage. These segments offer different products and services, including certain natural gas, crude oil and electricity marketing and storage services. The Company also has a Corporate segment, consisting of corporate and administrative functions that provide governance, financing and other support to the Company's business segments.
Canadian Natural Gas Pipelines
The Canadian Natural Gas Pipelines segment primarily consists of the Company's investments in 40,707 km (25,294 miles) of regulated natural gas pipelines.
U.S. Natural Gas Pipelines
The U.S. Natural Gas Pipelines segment primarily consists of the Company's investments in 50,211 km (31,199 miles) of regulated natural gas pipelines, 535 Bcf of regulated natural gas storage facilities and other assets, owned directly and through the Company's investment in TC PipeLines, LP.
Mexico Natural Gas Pipelines
The Mexico Natural Gas Pipelines segment primarily consists of the Company's investments in 2,503 km (1,554 miles) of regulated natural gas pipelines.
Liquids Pipelines
The Liquids Pipelines segment primarily consists of the Company's investments in 4,946 km (3,075 miles) of crude oil pipeline systems which connect Alberta and U.S. crude oil supplies to U.S. refining markets in Illinois, Oklahoma and Texas.
Power and Storage
The Power and Storage segment primarily consists of the Company's investments in seven power generation facilities and 118 Bcf of non-regulated natural gas storage facilities. These assets are located in Alberta, Ontario, Québec and New Brunswick.
2. ACCOUNTING POLICIES
The Company's consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles. Amounts are stated in Canadian dollars unless otherwise indicated.
Basis of Presentation
These consolidated financial statements include the accounts of TC Energy and its subsidiaries. The Company consolidates variable interest entities (VIEs) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest. To the extent there are interests owned by other parties, these interests are included in non-controlling interests, although certain non-controlling interests with redemption features are presented in mezzanine equity. TC Energy uses the equity method of accounting for joint ventures in which the Company is able to exercise joint control and for investments in which the Company is able to exercise significant influence. TC Energy records its proportionate share of undivided interests in certain assets. Certain prior year amounts have been reclassified to conform to current year presentation.
Use of Estimates and Judgments
In preparing these consolidated financial statements, TC Energy is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.
120 | TC Energy Consolidated Financial Statements 2020

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. These estimates and judgments include, but are not limited to:
•recoverability of plant, property and equipment (Notes 7 and 30) and development costs (Notes 13 and 30)
•fair value of reporting units that contain goodwill (Notes 12 and 27) and
•fair value of assets and liabilities acquired in a business combination (Note 27).
Some of the estimates and judgments the Company has to make have a material impact on the consolidated financial statements, but do not involve significant subjectivity or uncertainty. These estimates and judgments include, but are not limited to:
•depreciation rates of plant, property and equipment (Note 7)
•determining whether a contract contains a lease (Note 8)
•fair value of equity investments (Note 9)
•carrying value of regulatory assets and liabilities (Note 11)
•carrying value of asset retirement obligations (Note 16)
•provisions for income taxes, including valuation allowances and releases (Note 17)
•assumptions used to measure retirement and other post-retirement benefit obligations (Note 24)
•fair value of financial instruments (Note 25) and
•provisions for commitments, contingencies and guarantees (Note 28).
Actual results could differ from these estimates.
Regulation
Certain Canadian, U.S. and Mexico natural gas pipeline and storage assets are regulated with respect to construction, operations and the determination of tolls. In Canada, regulated natural gas pipelines and liquids pipelines are subject to the authority of the Canada Energy Regulator (CER), formerly the National Energy Board (NEB), the Alberta Energy Regulator or the B.C. Oil and Gas Commission. In the U.S., regulated natural gas pipelines, liquids pipelines and regulated natural gas storage assets are subject to the authority of the Federal Energy Regulatory Commission (FERC). In Mexico, regulated natural gas pipelines are subject to the authority of the Energy Regulatory Commission (CRE). Rate-regulated accounting (RRA) standards may impact the timing of the recognition of certain revenues and expenses in TC Energy's rate-regulated businesses which may differ from that otherwise recognized in non-rate-regulated businesses to reflect the economic impact of the regulators' decisions regarding revenues and tolls. Regulatory assets represent costs that are expected to be recovered in customer rates in future periods and regulatory liabilities represent amounts that are expected to be returned to customers through future rate-setting processes. An operation qualifies for the use of RRA when it meets three criteria:
•a regulator must establish or approve the rates for the regulated services or activities
•the regulated rates must be designed to recover the cost of providing the services or products, and
•it is reasonable to assume that rates set at levels to recover the cost can be charged to (and collected from) customers because of the demand for services or products and the level of direct or indirect competition.
TC Energy's businesses that apply RRA currently include Canadian, U.S. and Mexico natural gas pipelines, and regulated U.S. natural gas storage. RRA is not applicable to the Company's liquids pipelines as the regulators' decisions regarding operations and tolls on those systems generally do not have an impact on timing of recognition of revenues and expenses.
Revenue Recognition
The total consideration for services and products to which the Company expects to be entitled can include fixed and variable amounts. The Company has variable revenue that is subject to factors outside the Company's influence, such as market prices, actions of third parties and weather conditions. The Company considers this variable revenue to be "constrained" as it cannot be reliably estimated and, therefore, recognizes variable revenue when the service is provided.
Revenues from contracts with customers are recognized net of any commodity taxes collected from customers which are subsequently remitted to governmental authorities. The Company's contracts with customers include natural gas and liquids pipelines capacity arrangements and transportation contracts, power generation contracts, natural gas storage and other contracts.
TC Energy Consolidated Financial Statements 2020 | 121

Canadian Natural Gas Pipelines
Capacity Arrangements and Transportation
Revenues from the Company's Canadian natural gas pipelines are generated from contractual arrangements for committed capacity and from the transportation of natural gas. Revenues earned from firm contracted capacity arrangements are recognized ratably over the term of the contract regardless of the amount of natural gas that is transported. Transportation revenues for interruptible or volumetric-based services are recognized when the service is performed.
Revenues from the Company's Canadian natural gas pipelines under federal jurisdiction are subject to regulatory decisions by the CER. The tolls charged on these pipelines are based on revenue requirements designed to recover the costs of providing natural gas capacity for transportation services, which includes a return of and on capital, as approved by the CER. The Company's Canadian natural gas pipelines are generally not subject to earnings volatility related to variances in revenues and costs. These variances, except as related to incentive arrangements, are generally subject to deferral treatment and are recovered or refunded in future tolls. Revenues recognized prior to a CER decision on rates for that period reflect the CER's last approved return on equity (ROE) assumptions. Adjustments to revenues are recorded when the CER decision is received. Canadian natural gas pipelines' revenues are invoiced and received on a monthly basis. The Company does not take ownership of the natural gas that it transports for customers.
Other
The Company is contracted to provide pipeline construction services to a partially-owned entity for a development fee. The development fee is considered variable consideration due to refund provisions in the contract. The Company recognizes its estimate of the most likely amount of the variable consideration to which it will be entitled. The development fee is recognized over time as the services are provided based on the input method using an estimate of activity level.
U.S. Natural Gas Pipelines
Capacity Arrangements and Transportation
Revenues from the Company's U.S. natural gas pipelines are generated from contractual arrangements for committed capacity and from the transportation of natural gas. Revenues earned from firm contracted capacity arrangements are generally recognized ratably over the term of the contract regardless of the amount of natural gas that is transported. Transportation revenues for interruptible or volumetric-based services are recognized when the service is performed.
The Company's U.S. natural gas pipelines are subject to FERC regulations and, as a result, a portion of revenues collected may be subject to refund if invoiced during an interim period when a rate proceeding is ongoing. Allowances for these potential refunds are recognized using management's best estimate based on the facts and circumstances of the proceeding. Any allowances that are recognized during the proceeding process are refunded or retained at the time a regulatory decision becomes final. U.S. natural gas pipelines' revenues are invoiced and received on a monthly basis. The Company does not take ownership of the natural gas that it transports for customers.
Natural Gas Storage and Other
Revenues from the Company's regulated U.S. natural gas storage services are generated mainly from firm committed capacity storage contracts. The performance obligation in these contracts is the reservation of a specified amount of capacity for storage including specifications with regards to the amount of natural gas that can be injected or withdrawn on a daily basis. Revenues are recognized ratably over the contract period for firm committed capacity regardless of the amount of natural gas that is stored, and when gas is injected or withdrawn for interruptible or volumetric-based services. Natural gas storage services revenues are invoiced and received on a monthly basis. The Company does not take ownership of the natural gas that it stores for customers.
The Company owns mineral rights associated with certain natural gas storage facilities. These mineral rights can be leased or contributed to producers of natural gas in return for a royalty interest which is recognized when natural gas and associated liquids are produced.
122 | TC Energy Consolidated Financial Statements 2020

During 2019, TC Energy sold certain Columbia Midstream assets that were part of the acquisition of Columbia Pipeline Group, Inc.(Columbia) in 2016. Prior to the sale, revenues from the Company's midstream natural gas services, including gathering, treating, conditioning, processing, compression and liquids handling services, were generated from contractual arrangements and were recognized ratably over the term of the contract. Midstream natural gas service revenues were invoiced and received on a monthly basis. The Company did not take ownership of the natural gas for which it provided midstream services. Refer to Note 27, Acquisitions and dispositions, for additional information regarding the sale of the Columbia Midstream assets.
Net revenues earned from the sale of proprietary natural gas are recognized in the month of delivery.
Mexico Natural Gas Pipelines
Capacity Arrangements and Transportation
Revenues from the Company's Mexico natural gas pipelines are primarily collected based on CRE-approved negotiated firm capacity contracts and are generally recognized ratably over the term of the contract. Transportation revenues related to interruptible or volumetric-based services are recognized when the service is performed. Mexico natural gas pipelines' revenues are invoiced and received on a monthly basis. The Company does not take ownership of the natural gas that it transports for customers.
Other
The Company is contracted to provide operating services to a partially-owned entity for a fee which is recognized over time as services are provided. The Company's construction services to this entity have been performed and the related development fee has been recognized. Net revenues earned from the sale of proprietary natural gas are recognized in the month of delivery.
Liquids Pipelines
Capacity Arrangements and Transportation
Revenues from the Company's liquids pipelines are generated mainly from providing customers with firm capacity arrangements to transport crude oil. The performance obligation in these contracts is the reservation of a specified amount of capacity together with the transportation of crude oil on a monthly basis. Revenues earned from these arrangements are recognized ratably over the term of the contract regardless of the amount of crude oil that is transported. Revenues for interruptible or volumetric-based services are recognized when the service is performed. Liquids pipelines' revenues are invoiced and received on a monthly basis. The Company does not take ownership of the crude oil that it transports for customers.
Other
Net revenues earned from the sale of proprietary crude oil are recognized in the month of delivery.
Power and Storage
Power Generation
Revenues from the Company's Power and Storage business are primarily derived from long-term contractual commitments to provide power capacity to meet the demands of the market, and from the sale of electricity to both centralized markets and to customers. Power generation revenues also include revenues from the sale of steam to customers. Revenues and capacity payments are recognized as the services are provided and as electricity and steam is delivered. Power generation revenues are invoiced and received on a monthly basis.
Natural Gas Storage and Other
Non-regulated natural gas storage contracts include park, loan and term storage arrangements. Revenues are recognized as the services are provided. Term storage revenues are invoiced and received on a monthly basis. Revenues earned from the sale of proprietary natural gas are recognized in the month of delivery. Revenues from ancillary services are recognized as the service is provided. The Company does not take ownership of the natural gas that it stores for customers.
Cash and Cash Equivalents
The Company's Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less and are recorded at cost, which approximates fair value.
Inventories
Inventories primarily consist of materials and supplies including spare parts and fuel, proprietary crude oil in transit and proprietary natural gas inventory in storage. Inventories are carried at the lower of cost and net realizable value.
TC Energy Consolidated Financial Statements 2020 | 123

Assets Held for Sale
The Company classifies assets as held for sale when management approves and commits to a formal plan to actively market a disposal group and expects the sale to close within the next 12 months. Upon classifying an asset as held for sale, the asset is recorded at the lower of its carrying amount or its estimated fair value, net of selling costs, and any losses are recognized in net income. Gains related to the expected sale of these assets are not recognized until the transaction closes. Once an asset is classified as held for sale, depreciation expense is no longer recorded.
Plant, Property and Equipment
Natural Gas Pipelines
Plant, property and equipment for natural gas pipelines is carried at cost. Depreciation is calculated on a straight-line basis once the assets are ready for their intended use. Pipeline and compression equipment are depreciated at annual rates ranging from 0.6 per cent to seven per cent, and metering and other plant equipment are depreciated at various rates reflecting their estimated useful lives. The cost of major overhauls of equipment is capitalized and depreciated over the estimated service lives of the overhauls. The cost of regulated natural gas pipelines includes an allowance for funds used during construction (AFUDC) consisting of a debt component and an equity component based on the rate of return on rate base approved by regulators. AFUDC is reflected as an increase in the cost of the assets in Plant, property and equipment with a corresponding credit recognized in Allowance for funds used during construction in the Consolidated statement of income. The equity component of AFUDC is a non-cash expenditure. Interest is capitalized during construction of non-regulated natural gas pipelines.
Natural gas pipelines' linepack and natural gas storage base gas are valued at cost and are maintained to ensure adequate pressure exists to transport natural gas through pipelines and deliver natural gas held in storage. Linepack and base gas are not depreciated.
When rate-regulated natural gas pipelines retire plant, property and equipment from service, the original book cost is removed from the gross plant amount and recorded as a reduction to accumulated depreciation with no amount recorded to net income. Costs incurred to remove plant, property and equipment from service, net of any salvage proceeds, are also recorded in accumulated depreciation.
Other
The Company participates as a working interest partner in the development of certain Marcellus and Utica acreage. The working interest allows the Company to invest in drilling activities in addition to receiving a royalty interest in well production. The Company uses the successful efforts method of accounting for natural gas and crude oil resulting from its portion of drilling activities. Capitalized well costs are depleted based on the units of production method.
Prior to its sale in 2019, plant, property and equipment for Columbia Midstream was carried at cost. Depreciation was calculated on a straight-line basis once the assets were ready for their intended use. Gathering and processing facilities were depreciated at annual rates ranging from 1.7 per cent to 2.5 per cent, and other plant and equipment were depreciated at various rates reflecting their estimated useful lives. When these assets were retired from plant, property and equipment, the original book cost and related accumulated depreciation were derecognized and any gain or loss was recorded in net income. Refer to Note 27, Acquisitions and dispositions, for additional information.
Liquids Pipelines
Plant, property and equipment for liquids pipelines is carried at cost. Depreciation is calculated on a straight-line basis once the assets are ready for their intended use. Pipeline and pumping equipment are depreciated at annual rates ranging from two per cent to 2.5 per cent, and other plant and equipment are depreciated at various rates reflecting their estimated useful lives. The cost of these assets includes interest capitalized during construction. When liquids pipelines retire plant, property and equipment from service, the original book cost and related accumulated depreciation are derecognized and any gain or loss is recorded in net income.
124 | TC Energy Consolidated Financial Statements 2020

Power and Storage
Plant, property and equipment for Power and Storage assets are recorded at cost and, once the assets are ready for their intended use, depreciated by major component on a straight-line basis over their estimated service lives at average annual rates ranging from two per cent to 20 per cent. Other equipment is depreciated at various rates reflecting their estimated useful lives. The cost of major overhauls of equipment is capitalized and depreciated over the estimated service lives of the overhauls. Interest is capitalized on facilities under construction. When these assets are retired from plant, property and equipment, the original book cost and related accumulated depreciation are derecognized and any gain or loss is recorded in net income.
Natural gas storage base gas, which is valued at original cost, represents gas volumes that are maintained to ensure adequate reservoir pressure exists to deliver gas held in storage. Base gas is not depreciated.
Corporate
Corporate plant, property and equipment is recorded at cost and depreciated on a straight-line basis over its estimated useful life at average annual rates ranging from four per cent to 20 per cent.
Capital Projects in Development
The Company capitalizes project costs once advancement of the project to a construction stage is probable or costs are otherwise likely to be recoverable. The Company also capitalizes interest costs for non-regulated projects in development and AFUDC for regulated projects in development. Capital projects in development are included in Other long-term assets on the Consolidated balance sheet. These represent larger projects that generally require regulatory or other approvals before physical construction can begin. Once approvals are received, projects are moved to plant, property and equipment under construction.
Leases
On January 1, 2019, the Company adopted the FASB's new lease guidance using optional transition relief. Results reported for 2020 and 2019 reflect the application of the new guidance while the 2018 comparative results were prepared and reported under previous lease guidance.
Lessee Accounting Policy
The Company determines if an arrangement is a lease at inception of the contract. Operating leases are recognized as right-of-use (ROU) assets and included in Plant, property, and equipment while corresponding liabilities are included in Accounts payable and other and Other long-term liabilities on the Consolidated balance sheet.
Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date of the lease agreement. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As the Company's lease contracts do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and included in Plant operating costs and other in the Consolidated statement of income.
The Company applies the practical expedients to not recognize ROU assets or lease liabilities for leases that qualify for the short-term lease recognition exemption and to not separate lease and non-lease components for all leases for which the Company is a lessee.
Lessor Accounting Policy
The Company is the lessor within certain contracts and these are accounted for as operating leases. The Company recognizes lease payments as income over the lease term on a straight-line basis. Variable lease payments are recognized as income in the period in which they occur.
The Company applies the practical expedient to not separate lease and non-lease components for facility and liquids tank terminals for which the Company is the lessor.
Impairment of Long-Lived Assets
The Company reviews long-lived assets such as plant, property and equipment, equity investments and capital projects in development for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows for an asset within plant, property and equipment, or the estimated selling price of any long-lived asset is less than the carrying value of an asset, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.
TC Energy Consolidated Financial Statements 2020 | 125

Acquisitions and Goodwill
The Company accounts for business combinations using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair values at the date of acquisition. The excess of the fair value of the consideration transferred over the estimated fair value of the net assets acquired is classified as goodwill. Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired.
The annual review for goodwill impairment is performed at the reporting unit level which is one level below the Company's operating segments. The Company can initially assess qualitative factors to determine whether events or changes in circumstances indicate that goodwill might be impaired. The factors the Company considers include, but are not limited to, macroeconomic conditions, industry and market considerations, current valuation multiples and discount rates, cost factors, historical and forecasted financial results, and events specific to that reporting unit. If the Company concludes that it is not more likely than not that the fair value of the reporting unit is greater than its carrying value, the Company will then perform a quantitative goodwill impairment test. The Company can elect to proceed directly to the quantitative goodwill impairment test for any of its reporting units. If the quantitative goodwill impairment test is performed, the Company compares the fair value of the reporting unit to its carrying value, including its goodwill. If the carrying value of a reporting unit exceeds its fair value, goodwill impairment is measured at the amount by which the reporting unit’s carrying value exceeds its fair value.
When a portion of a reporting unit that constitutes a business is disposed, goodwill associated with that business is included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill disposed is determined based on the relative fair values of the business to be disposed and the portion of the reporting unit that will be retained. A goodwill impairment test will be completed for both the goodwill disposed and the portion of the goodwill that will be retained.
Loans and Receivables
Loans receivable from affiliates and accounts receivable are measured at amortized cost.
Impairment of Financial Assets
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other.
Power Purchase Arrangements
A power purchase arrangement (PPA) is a long-term contract for the purchase or sale of power on a predetermined basis. TC Energy has PPAs for the sale of power that are accounted for as operating leases where TC Energy is the lessor.
Restricted Investments
The Company has certain investments that are restricted as to their withdrawal and use. These restricted investments are classified as available for sale and are recorded at fair value on the Consolidated balance sheet.
As a result of the CER’s Land Matters Consultation Initiative (LMCI), TC Energy is required to collect funds to cover estimated future pipeline abandonment costs for larger CER-regulated Canadian pipelines. Funds collected are placed in trusts that hold and invest the funds and are accounted for as restricted investments (LMCI restricted investments). LMCI restricted investments may only be used to fund the abandonment of the CER-regulated pipeline facilities, therefore, a corresponding regulatory liability is recorded on the Consolidated balance sheet. The Company also has other restricted investments that have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
126 | TC Energy Consolidated Financial Statements 2020

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. This method requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. Changes to these balances are recognized in net income in the period in which they occur, except for changes in balances related to regulated natural gas pipelines which are deferred until they are refunded or recovered in tolls, as permitted by the regulator. Deferred income tax assets and liabilities are classified as non-current on the Consolidated balance sheet.
Canadian income taxes are not provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for asset retirement obligations (ARO) in the period in which it is incurred, when a legal obligation exists and a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and the liability is accreted through charges to Plant operating costs and other in the Consolidated statement of income.
In determining the fair value of ARO, the following assumptions are used:
•the expected retirement date
•the scope and cost of abandonment and reclamation activities that are required, and
•appropriate inflation and discount rates.
The Company's AROs are substantively related to its power generation facilities. The scope and timing of asset retirements related to the Company's natural gas and liquids pipelines and storage facilities are indeterminable because the Company intends to operate them as long as there is supply and demand. As a result, the Company has not recorded an amount for ARO related to these assets.
Environmental Liabilities
The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. These estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations, and are subject to revision in future periods based on actual costs incurred or new circumstances. Amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.
Emission allowances or credits purchased for compliance are recorded on the Consolidated balance sheet at historical cost and expensed when they are utilized or cancelled/retired by government agencies. Compliance costs are expensed when incurred. Allowances granted to or internally generated by TC Energy are not attributed a value for accounting purposes. When required, TC Energy accrues emission liabilities on the Consolidated balance sheet using the best estimate of the amount required to settle the compliance obligation. Allowances and credits not used for compliance are sold and any gain or loss is recorded in Revenues.
Stock Options and Other Compensation Programs
TC Energy's Stock Option Plan permits options for the purchase of common shares to be awarded to certain employees, including officers. Stock options granted are recorded using the fair value method. Under this method, compensation expense is measured at the grant date based on the fair value as calculated using a binomial model and is recognized on a straight-line basis over the vesting period with an offset to Additional paid-in capital. Forfeitures are accounted for when they occur. Upon exercise of stock options, amounts originally recorded against Additional paid-in capital are reclassified to Common shares on the Consolidated balance sheet.
The Company has medium-term incentive plans under which payments are made to eligible employees. The expense related to these incentive plans is accounted for on an accrual basis. Under these plans, benefits vest when certain conditions are met, including the employees' continued employment during a specified period and achievement of specified corporate performance targets.
TC Energy Consolidated Financial Statements 2020 | 127

Employee Post-Retirement Benefits
The Company sponsors defined benefit pension plans (DB Plans), defined contribution plans (DC Plans), savings plans and other post-retirement benefit plans. Contributions made by the Company to the DC Plans and savings plans are expensed in the period in which contributions are made. The cost of the DB Plans and other post-retirement benefits received by employees is actuarially determined using the projected benefit method pro-rated based on service, and management's best estimate of expected plan investment performance, salary escalation, retirement age of employees and expected health care costs.
The DB Plans' assets are measured at fair value at December 31 of each year. The expected return on the DB Plans' assets is determined using market-related values based on a five-year moving average value for all of the DB Plans' assets. Past service costs are amortized over the expected average remaining service life (EARSL) of the employees. Adjustments arising from plan amendments are amortized on a straight-line basis over the EARSL of employees active at the date of amendment. The Company recognizes the overfunded or underfunded status of its DB Plans as an asset or liability, respectively, on its Consolidated balance sheet and recognizes changes in that funded status through Other comprehensive (loss)/ income (OCI) in the year in which the change occurs. The excess of net actuarial gains or losses over 10 per cent of the greater of the benefit obligation and the market-related value of the DB Plans' assets, if any, is amortized out of Accumulated other comprehensive income /(loss) (AOCI) and into net income over the EARSL of the active employees. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.
For certain regulated operations, post-retirement benefit amounts are recoverable through tolls as benefits are funded. The Company records any unrecognized gains or losses or changes in actuarial assumptions related to these post-retirement benefit plans as either regulatory assets or liabilities. The regulatory assets or liabilities are amortized on a straight-line basis over the EARSL of active employees.
Foreign Currency Transactions and Translation
Foreign currency transactions are those transactions whose terms are denominated in a currency other than the currency of the primary economic environment in which the Company or reporting subsidiary operates. This is referred to as the functional currency. Transactions denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Exchange gains and losses resulting from translation of monetary assets and liabilities are recorded in net income except for exchange gains and losses on any foreign currency debt related to Canadian regulated natural gas pipelines, which are deferred until they are refunded or recovered in tolls, as permitted by the CER.
Gains and losses arising from translation of foreign operations' functional currencies to the Company's Canadian dollar reporting currency are reflected in OCI until the operations are sold, at which time the gains and losses are reclassified to net income. Asset and liability accounts are translated at the period-end exchange rates while revenues, expenses, gains and losses are translated at the exchange rates in effect at the time of the transaction. The Company's U.S. dollar-denominated debt and certain derivative hedging instruments have been designated as a hedge of the net investment in foreign subsidiaries and, as a result, the unrealized foreign exchange gains and losses on the U.S. dollar-denominated debt and derivatives are also reflected in OCI.
Derivative Instruments and Hedging Activities
All derivative instruments are recorded on the Consolidated balance sheet at fair value, unless they qualify for and are designated under a normal purchase and normal sales exemption, or are considered to meet other permitted exemptions.
The Company applies hedge accounting to arrangements that qualify for and are designated for hedge accounting treatment. This includes fair value and cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations. Hedge accounting is discontinued prospectively if the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of maturity, expiry, sale, termination, cancellation or exercise.
128 | TC Energy Consolidated Financial Statements 2020

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and these changes are recognized in net income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging item, which are also recorded in net income. Changes in the fair value of foreign exchange and interest rate fair value hedges are recorded in Interest income and other and Interest expense, respectively. If hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to net income over the remaining term of the original hedging relationship.
In a cash flow hedging relationship, the change in the fair value of the hedging derivative is recognized in OCI. When hedge accounting is discontinued, the amounts recognized previously in AOCI are reclassified to Revenues, Interest expense and Interest income and other, as appropriate, during the periods when the variability in cash flows of the hedged item affects net income or as the original hedged item settles. Gains and losses on derivatives are reclassified immediately to net income from AOCI when the hedged item is sold or terminated early, or when it becomes probable that the anticipated transaction will not occur. Termination payments on interest rate derivatives are classified as a financing activity on the Consolidated statement of cash flows.
In hedging the foreign currency exposure of a net investment in a foreign operation, the foreign exchange gains and losses on the hedging instruments are recognized in OCI. The amounts recognized previously in AOCI are reclassified to net income in the event the Company reduces its net investment in a foreign operation.
In some cases, derivatives do not meet the specific criteria for hedge accounting treatment. In these instances, the changes in fair value are recorded in net income in the period of change.
Gains and losses arising from changes in the fair value of derivatives accounted for as part of RRA, including those that qualify for hedge accounting treatment, are refunded or recovered through the tolls charged by the Company. As a result, these gains and losses are deferred as regulatory assets or liabilities and are refunded to or collected from ratepayers in subsequent periods when the derivative settles.
Derivatives embedded in other financial instruments or contracts (host instrument) are recorded as separate derivatives. Embedded derivatives are measured at fair value if their economic characteristics are not clearly and closely related to those of the host instrument, their terms are the same as those of a stand-alone derivative and the total contract is not held for trading or accounted for at fair value. When changes in the fair value of embedded derivatives are measured separately, they are included in net income.
Long-Term Debt Transaction Costs and Issuance Costs
The Company records long-term debt transaction costs and issuance costs as a deduction from the carrying amount of the related debt liability and amortizes these costs using the effective interest method except those related to the Canadian natural gas regulated pipelines, which continue to be amortized on a straight-line basis in accordance with the provisions of regulatory tolling mechanisms.
Guarantees
Upon issuance, the Company records the fair value of certain guarantees entered into by the Company on behalf of a partially-owned entity or by partially-owned entities for which contingent payments may be made. The fair value of these guarantees is estimated by discounting the cash flows that would be incurred by the Company if letters of credit were used in place of the guarantees as appropriate in the circumstances. Guarantees are recorded as an increase to Equity investments or Plant, property and equipment and a corresponding liability is recorded in Other long-term liabilities. The release from the obligation is recognized either over the term of the guarantee or upon expiration or settlement of the guarantee.
TC Energy Consolidated Financial Statements 2020 | 129

3.  ACCOUNTING CHANGES
Changes in Accounting Policies for 2020
Measurement of credit losses on financial instruments
In June 2016, the FASB issued new guidance that changes how entities measure credit losses for most financial assets and certain other financial instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments, basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than as a direct write-down of the amortized cost basis. The new guidance was effective January 1, 2020 and was applied using a modified retrospective approach. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.
Implementation costs of cloud computing arrangements
In August 2018, the FASB issued new guidance requiring an entity in a hosting arrangement that is a service contract to follow the guidance for internal-use software to determine which implementation costs should be capitalized as an asset and which costs should be expensed. The guidance also requires the entity to amortize the capitalized implementation costs of a hosting arrangement over the term of the arrangement. This guidance was effective January 1, 2020 and was applied prospectively. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.
Consolidation
In October 2018, the FASB issued new guidance for determining whether fees paid to decision makers and service providers are variable interests for indirect interests held through related parties under common control. This new guidance was effective January 1, 2020 and was applied on a retrospective basis. The adoption of this new guidance did not have an impact on the Company's consolidated financial statements.
Defined benefit plans
In August 2018, the FASB issued new guidance which amends and clarifies disclosure requirements related to defined benefit pension and other post-retirement benefit plans. This new guidance was effective for annual disclosure requirements at December 31, 2020 and applied on a retrospective basis. The adoption of this new guidance, which is limited to disclosures only, did not have a material impact on the Company's consolidated financial statements.
Reference rate reform
In response to the expected cessation of the London Interbank Offered Rate (LIBOR), of which certain rate settings may cease to be published at the end of 2021 with full cessation expected by mid-2023, the FASB issued new optional guidance in March 2020 that eases the potential burden in accounting for such reference rate reform. The new guidance provides optional expedients for contracts and hedging relationships that are affected by reference rate reform if certain criteria are met. Each of the expedients can be applied as of January 1, 2020 through December 31, 2022. For eligible hedging relationships existing as of January 1, 2020 and prospectively, the Company has applied an optional expedient allowing an entity to assume that the hedged forecasted transaction in a cash flow hedge is probable of occurring. The Company is continuing to identify and analyze existing agreements to determine the effect of reference rate reform on its consolidated financial statements. The Company will continue to evaluate the timing and potential impact of adoption for other optional expedients when deemed necessary.
Future Accounting Changes
Income taxes
In December 2019, the FASB issued new guidance that simplified the accounting for income taxes and clarified existing guidance. This new guidance is effective January 1, 2021, and is not expected to have a material impact on the Company's consolidated financial statements.
130 | TC Energy Consolidated Financial Statements 2020

4.  SEGMENTED INFORMATION

year ended December 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Corporate[1]		Total
(millions of Canadian $)

Revenues	4,469	5,031	716	2,371	412	—		12,999
Intersegment revenues	—	165	—	—	20	(185)	2	—
	4,469	5,196	716	2,371	432	(185)		12,999
Income from equity investments	12	264	127	75	455	86	3	1,019
Plant operating costs and other	(1,631)	(1,485)	(57)	(654)	(220)	169	2	(3,878)
Property taxes	(284)	(337)	—	(101)	(5)	—		(727)
Depreciation and amortization	(1,273)	(801)	(117)	(332)	(67)	—		(2,590)
Net gain /(loss) on sale of assets	364	—	—	—	(414)	—		(50)
Segmented earnings	1,657	2,837	669	1,359	181	70		6,773
Interest expense								(2,228)
Allowance for funds used during construction								349
Interest income and other[3]								213
Income before income taxes								5,107
Income tax expense								(194)
Net income								4,913
Net income attributable to non-controlling interests								(297)
Net income attributable to controlling interests								4,616
Preferred share dividends								(159)
Net income attributable to common shares								4,457

Capital spending
Capital expenditures	3,503	2,785	173	1,315	179	58		8,013
Capital projects in development	—	—	—	122	—	—		122
Contributions to equity investments	105	—	—	5	655	—		765
	3,608	2,785	173	1,442	834	58		8,900
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance. Refer to Note 10, Loans receivable from affiliates, for additional information.
TC Energy Consolidated Financial Statements 2020 | 131

year ended December 31, 2019	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Corporate[1]		Total
(millions of Canadian $)

Revenues	4,010	4,978	603	2,879	785	—		13,255
Intersegment revenues	—	164	—	—	19	(183)	2	—
	4,010	5,142	603	2,879	804	(183)		13,255
Income /(loss) from equity investments	12	264	56	70	571	(53)	3	920
Plant operating costs and other	(1,473)	(1,581)	(54)	(728)	(243)	166	2	(3,913)
Commodity purchases resold	—	—	—	—	(365)	—		(365)
Property taxes	(275)	(345)	—	(101)	(6)	—		(727)
Depreciation and amortization	(1,159)	(754)	(115)	(341)	(95)	—		(2,464)
Net gain /(loss) on assets sold/held for sale	—	21	—	69	(211)	—		(121)
Segmented earnings /(losses)	1,115	2,747	490	1,848	455	(70)		6,585
Interest expense								(2,333)
Allowance for funds used during construction								475
Interest income and other[3]								460
Income before income taxes								5,187
Income tax expense								(754)
Net income								4,433
Net income attributable to non-controlling interests								(293)
Net income attributable to controlling interests								4,140
Preferred share dividends								(164)
Net income attributable to common shares								3,976

Capital spending
Capital expenditures	3,900	2,500	323	239	481	32		7,475
Capital projects in development	6	—	—	701	—	—		707
Contributions to equity investments	—	16	34	14	538	—		602
	3,906	2,516	357	954	1,019	32		8,784
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income /(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange losses and gains on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange gains and losses on the affiliate receivable balance. Refer to Note 10, Loans receivable from affiliates, for additional information.
132 | TC Energy Consolidated Financial Statements 2020

year ended December 31, 2018	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Corporate[1]		Total
(millions of Canadian $)

Revenues	4,038	4,314	619	2,584	2,124	—		13,679
Intersegment revenues	—	162	—	—	56	(218)	2	—
	4,038	4,476	619	2,584	2,180	(218)		13,679
Income from equity investments	12	256	22	64	355	5	3	714
Plant operating costs and other	(1,405)	(1,368)	(34)	(630)	(315)	159	2	(3,593)
Commodity purchases resold	—	—	—	—	(1,486)	—		(1,486)
Property taxes	(266)	(199)	—	(98)	(6)	—		(569)
Depreciation and amortization	(1,129)	(664)	(97)	(341)	(119)	—		(2,350)
Goodwill and other asset impairment charges	—	(801)	—	—	—	—		(801)
Net gain on sale of assets	—	—	—	—	170	—		170
Segmented earnings /(losses)	1,250	1,700	510	1,579	779	(54)		5,764
Interest expense								(2,265)
Allowance for funds used during construction								526
Interest income and other[3]								(76)
Income before income taxes								3,949
Income tax expense								(432)
Net income								3,517
Net loss attributable to non-controlling interests								185
Net income attributable to controlling interests								3,702
Preferred share dividends								(163)
Net income attributable to common shares								3,539

Capital spending
Capital expenditures	2,442	5,591	463	110	767	45		9,418
Capital projects in development	36	1	—	459	—	—		496
Contributions to equity investments	—	179	334	12	490	—		1,015
	2,478	5,771	797	581	1,257	45		10,929
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance. Refer to Note 10, Loans receivable from affiliates, for additional information.
TC Energy Consolidated Financial Statements 2020 | 133

at December 31	2020	2019
(millions of Canadian $)

Total Assets by segment
Canadian Natural Gas Pipelines	22,852	21,983
U.S. Natural Gas Pipelines	43,217	41,627
Mexico Natural Gas Pipelines	7,215	7,207
Liquids Pipelines	16,744	15,931
Power and Storage	5,062	7,788
Corporate	5,210	4,743
	100,300	99,279
Geographic Information

year ended December 31	2020	2019	2018
(millions of Canadian $)

Revenues
Canada – domestic	4,392	4,059	4,187
Canada – export	1,059	1,035	1,075
United States	6,832	7,558	7,798
Mexico	716	603	619
	12,999	13,255	13,679

at December 31	2020	2019
(millions of Canadian $)

Plant, Property and Equipment
Canada	24,092	23,362
United States	39,698	36,184
Mexico	5,985	5,943
	69,775	65,489
134 | TC Energy Consolidated Financial Statements 2020

5. REVENUES
Disaggregation of Revenues

year ended December 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	4,408	4,301	607	2,206	—	11,522
Power generation	—	—	—	—	192	192
Natural gas storage and other[1]	61	654	109	3	106	933
	4,469	4,955	716	2,209	298	12,647
Other revenues[2,3]	—	76	—	162	114	352
	4,469	5,031	716	2,371	412	12,999
1Includes $138 million of fee revenues from affiliates, of which $77 million is related to the construction of the Sur de Texas pipeline which is 60 per cent owned by TC Energy and $61 million is related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy as at December 31, 2020. Refer to Note 27, Acquisitions and dispositions, for additional information.
2Other revenues include income from the Company's marketing activities, financial instruments and lease arrangements. Refer to Note 8, Leases, and Note 25, Risk management and financial instruments, for additional information on income from lease arrangements and financial instruments, respectively.
3Other revenues from U.S. Natural Gas Pipelines include the amortization of the net regulatory liabilities resulting from U.S. Tax Reform. Refer to Note 17, Income taxes, for additional information.

year ended December 31, 2019	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	4,010	4,245	601	2,423	—	11,279
Power generation	—	—	—	—	662	662
Natural gas storage and other	—	650	2	4	73	729
	4,010	4,895	603	2,427	735	12,670
Other revenues[1,2]	—	83	—	452	50	585
	4,010	4,978	603	2,879	785	13,255
1Other revenues include income from the Company's marketing activities, financial instruments and lease arrangements. Refer to Note 8, Leases, and Note 25, Risk management and financial instruments, for additional information on income from lease arrangements and financial instruments, respectively.
2Other revenues from U.S. Natural Gas Pipelines include the amortization of the net regulatory liabilities resulting from U.S. Tax Reform. Refer to Note 17, Income taxes, for additional information.

year ended December 31, 2018	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	4,038	3,549	614	2,079	—	10,280
Power generation	—	—	—	—	1,771	1,771
Natural gas storage and other	—	654	5	3	81	743
	4,038	4,203	619	2,082	1,852	12,794
Other revenues[1,2]	—	111	—	502	272	885
	4,038	4,314	619	2,584	2,124	13,679
1Other revenues include income from the Company's marketing activities, financial instruments and lease arrangements. Refer to Note 8, Leases, and Note 25, Risk management and financial instruments, for additional information on income from lease arrangements and financial instruments, respectively.
2Other revenues from U.S. Natural Gas Pipelines include the amortization of the net regulatory liabilities resulting from U.S. Tax Reform. Refer to Note 17, Income taxes, for additional information.
TC Energy Consolidated Financial Statements 2020 | 135

Contract Balances

at December 31	2020	2019	Affected line item on Consolidated balance sheet
(millions of Canadian $)

Receivables from contracts with customers	1,330	1,458	Accounts receivable
Contract assets (Note 6)	132	153	Other current assets
Long-term contract assets (Note 13)	192	102	Other long-term assets
Contract liabilities[1] (Note 15)	129	61	Accounts payable and other
Long-term contract liabilities (Note 16)	203	226	Other long-term liabilities
1During the year ended December 31, 2020, $18 million (2019 – $6 million) of revenues were recognized that were included in contract liabilities at the beginning of the year.
Contract assets and long-term contract assets primarily relate to the Company’s right to revenues for services completed but not invoiced at the reporting date on long-term committed capacity natural gas pipelines contracts. The change in contract assets is primarily related to the transfer to Accounts receivable when these rights become unconditional and the customer is invoiced, as well as the recognition of additional revenues that remain to be invoiced. Contract liabilities and long-term contract liabilities primarily relate to force majeure fixed capacity payments received on long-term capacity arrangements in Mexico.
Future Revenues from Remaining Performance Obligations
As at December 31, 2020, future revenues from long-term pipeline capacity arrangements and transportation as well as natural gas storage and other contracts extending through 2047 are approximately $25.5 billion, of which approximately $3.7 billion is expected to be recognized in 2021.
A significant portion of the Company's revenues are considered constrained and therefore not included in the future revenue amounts above as the Company uses the following practical expedients:
•right to invoice practical expedient – applied to all U.S. and certain Mexico rate-regulated natural gas pipeline capacity arrangements and flow-through revenues
•variable consideration practical expedient – applied to the following variable revenues:
◦interruptible transportation service revenues as volumes cannot be estimated
◦liquids pipelines capacity revenues based on volumes transported
◦power generation revenues related to market prices that are subject to factors outside the Company's influence
•contracts for a duration of one year or less.
In addition, future revenues from the Company's Canadian natural gas pipelines' regulated firm capacity contracts include fixed revenues only for the time periods that approved tolls under current rate settlements are in effect and certain, which is currently one year.
6.  OTHER CURRENT ASSETS

at December 31	2020	2019
(millions of Canadian $)

Fair value of derivative contracts (Note 25)	235	190
Cash provided as collateral	142	52
Contract assets (Note 5)	132	153
Regulatory assets (Note 11)	131	43
Prepaid expenses	126	60
Other	114	129
	880	627

136 | TC Energy Consolidated Financial Statements 2020

7.  PLANT, PROPERTY AND EQUIPMENT

	2020			2019
at December 31	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
(millions of Canadian $)

Canadian Natural Gas Pipelines
NGTL System
Pipeline	14,190	5,278	8,912	11,556	4,846	6,710
Compression	5,421	1,906	3,515	4,205	1,771	2,434
Metering and other	1,393	648	745	1,296	609	687
	21,004	7,832	13,172	17,057	7,226	9,831
Under construction	1,402	—	1,402	3,181	—	3,181
	22,406	7,832	14,574	20,238	7,226	13,012
Canadian Mainline
Pipeline	10,297	7,443	2,854	10,145	7,109	3,036
Compression	3,930	3,000	930	3,867	2,823	1,044
Metering and other	637	239	398	643	219	424
	14,864	10,682	4,182	14,655	10,151	4,504
Under construction	150	—	150	60	—	60
	15,014	10,682	4,332	14,715	10,151	4,564
Other Canadian Natural Gas Pipelines[1]
Other	1,885	1,508	377	1,861	1,455	406
Under construction[2]	42	—	42	1,276	—	1,276
	1,927	1,508	419	3,137	1,455	1,682
	39,347	20,022	19,325	38,090	18,832	19,258
U.S. Natural Gas Pipelines
Columbia Gas
Pipeline	10,198	557	9,641	9,708	389	9,319
Compression	4,287	276	4,011	4,094	206	3,888
Metering and other	3,388	185	3,203	3,244	125	3,119
	17,873	1,018	16,855	17,046	720	16,326
Under construction	1,070	—	1,070	425	—	425
	18,943	1,018	17,925	17,471	720	16,751
ANR
Pipeline	1,685	512	1,173	1,594	472	1,122
Compression	2,146	489	1,657	2,050	436	1,614
Metering and other	1,289	388	901	1,245	355	890
	5,120	1,389	3,731	4,889	1,263	3,626
Under construction	431	—	431	252	—	252
	5,551	1,389	4,162	5,141	1,263	3,878

TC Energy Consolidated Financial Statements 2020 | 137

	2020			2019
at December 31	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
(millions of Canadian $)

Other U.S. Natural Gas Pipelines
Columbia Gulf	2,638	151	2,487	2,597	114	2,483
GTN	2,330	1,008	1,322	2,257	969	1,288
Great Lakes	2,117	1,223	894	2,090	1,208	882
Other[3]	1,568	578	990	1,530	616	914
	8,653	2,960	5,693	8,474	2,907	5,567
Under construction	389	—	389	164	—	164
	9,042	2,960	6,082	8,638	2,907	5,731
	33,536	5,367	28,169	31,250	4,890	26,360
Mexico Natural Gas Pipelines
Pipeline	2,952	411	2,541	2,988	340	2,648
Compression	480	69	411	486	54	432
Metering and other	624	133	491	643	124	519
	4,056	613	3,443	4,117	518	3,599
Under construction	2,525	—	2,525	2,321	—	2,321
	6,581	613	5,968	6,438	518	5,920
Liquids Pipelines
Keystone Pipeline System
Pipeline	9,254	1,579	7,675	9,378	1,403	7,975
Pumping equipment	1,025	228	797	1,035	204	831
Tanks and other	3,522	644	2,878	3,488	556	2,932
	13,801	2,451	11,350	13,901	2,163	11,738
Under construction[4]	2,870	—	2,870	47	—	47
	16,671	2,451	14,220	13,948	2,163	11,785
Intra-Alberta Pipelines
Pipeline	142	6	136	138	2	136
Tanks and other	56	3	53	56	2	54
	198	9	189	194	4	190
	16,869	2,460	14,409	14,142	2,167	11,975
Power and Storage
Natural Gas	1,255	569	686	1,256	522	734
Natural Gas Storage and Other	780	194	586	742	181	561
	2,035	763	1,272	1,998	703	1,295
Under construction	11	—	11	6	—	6
	2,046	763	1,283	2,004	703	1,301
Corporate	993	372	621	883	208	675
	99,372	29,597	69,775	92,807	27,318	65,489
138 | TC Energy Consolidated Financial Statements 2020

1Includes Foothills, Ventures LP and Great Lakes Canada.
2Includes the Coastal GasLink pipeline project at December 31, 2019. On May 22, 2020, the Company completed the sale of a 65 per cent equity interest in Coastal GasLink Pipeline Limited Partnership and subsequently commenced accounting for its remaining investment using the equity method. Refer to Note 27, Acquisitions and dispositions, for additional information.
3Includes Portland, North Baja, Tuscarora, Crossroads and mineral rights.
4On March 31, 2020, TC Energy announced that it would proceed with construction of the Keystone XL pipeline. As a result, related capitalized development costs of $1.7 billion were transferred to Plant, property and equipment from Capital projects in development within Other long-term assets on the Consolidated balance sheet. On January 20, 2021, the Presidential Permit for the Keystone XL pipeline was revoked. Refer to Note 30, Subsequent events, for additional information.
Bison Impairment
At December 31, 2018, the Company evaluated its investment in its Bison natural gas pipeline for impairment in connection with the termination of certain customer transportation agreements which released the Company from providing any future services. With the loss of these future cash flows and the persistence of unfavourable market conditions which have inhibited system flows on the pipeline, the Company determined that the asset’s remaining carrying value was no longer recoverable and recognized a non-cash impairment charge of $722 million pre tax in its U.S. Natural Gas Pipelines segment. The non-cash charge was recorded in Goodwill and other asset impairment charges in the Consolidated statement of income. As Bison is a TC PipeLines, LP asset, in which the Company had a 25.5 per cent interest, the Company's share of the impairment charge, after tax and net of non-controlling interests, was $140 million.
The termination of the transportation agreements resulted in the receipt of $130 million in termination payments which were recorded in Revenues in 2018. The Company's share of this amount, after tax and net of non-controlling interests, was $25 million.
TC Energy Consolidated Financial Statements 2020 | 139

8.  LEASES
As a Lessee
The Company has operating leases for corporate offices, other various premises, equipment and land. Some leases have an option to renew for periods of one to 25 years, and some may include options to terminate the lease within one year. Payments due under lease contracts include fixed payments plus, for many of the Company's leases, variable payments such as a proportionate share of the buildings' property taxes, insurance and common area maintenance. The Company subleases some of the leased premises.
Operating lease cost was as follows:

year ended December 31
(millions of Canadian $)	2020	2019

Operating lease cost[1]	124	117
Sublease income	(13)	(11)
Net operating lease cost	111	106
1     Includes short-term leases and variable lease costs.
Net rental expense on operating leases in 2018 was $84 million.
Other information related to operating leases is noted in the following tables:

year ended December 31
(millions of Canadian $)	2020	2019

Cash paid for amounts included in the measurement of operating lease liabilities	77	76
ROU assets obtained in exchange for new operating lease liabilities	14	9

at December 31	2020	2019

Weighted average remaining lease term	10 years	10 years
Weighted average discount rate	3.5%	3.5%
Maturities of operating lease liabilities are as follows:

(millions of Canadian $)	2020	2019

Less than one year	72	73
One to two years	61	69
Two to three years	59	59
Three to four years	58	58
Four to five years	54	57
More than five years	269	323
Total operating lease payments	573	639
Imputed interest	(90)	(107)
Operating lease liabilities	483	532
140 | TC Energy Consolidated Financial Statements 2020

The amounts recognized on TC Energy's Consolidated balance sheet for its operating lease liabilities were as follows:

at December 31
(millions of Canadian $)	2020	2019

Accounts payable and other	56	56
Other long-term liabilities (Note 16)	427	476
	483	532
As at December 31, 2020, the carrying value of the ROU assets recorded under operating leases was $473 million (2019 – $530 million) and is included in Plant, property and equipment on the Consolidated balance sheet.
As a Lessor
The Grandview and Bécancour power plants in the Power and Storage segment are accounted for as operating leases. In addition, the Company has long-term PPAs for the sale of power for the Power and Storage lease assets which expire between 2024 and 2026.
The Northern Courier pipeline in the Liquids Pipelines segment was accounted for as an operating lease prior to the July 2019 sale of an 85 per cent equity interest in Northern Courier. The Company uses the equity method to account for its remaining 15 per cent interest in the Company's consolidated financial statements. Refer to Note 27, Acquisitions and dispositions, for additional information.
Some leases contain variable lease payments that are based on operating hours and the reimbursement of variable costs, and options to purchase the underlying asset at fair value or based on a formula considering the remaining fixed payments. Lessees have rights under some leases to terminate under certain circumstances.
The Company also leases liquids tanks which are accounted for as operating leases.
The fixed portion of the operating lease income recorded by the Company for the year ended December 31, 2020 was $130 million (2019 – $180 million). Operating lease income in 2018 was $373 million.
Future lease payments to be received under operating leases are as follows:

(millions of Canadian $)	2020	2019

Less than one year	119	123
One to two years	111	116
Two to three years	109	111
Three to four years	109	109
Four to five years	94	109
More than five years	70	164
	612	732
The cost and accumulated depreciation for facilities accounted for as operating leases was $858 million and $327 million, respectively, at December 31, 2020 (2019 – $834 million and $301 million, respectively).
TC Energy Consolidated Financial Statements 2020 | 141

9.  EQUITY INVESTMENTS

(millions of Canadian $)	Ownership Interest at December 31, 2020	Income /(Loss) from Equity Investments			Equity Investments
		year ended December 31			at December 31
		2020	2019	2018	2020	2019

Canadian Natural Gas Pipelines
TQM[1]	50.0%	12	12	12	90	79
Coastal GasLink[1,2]	35.0%	—	—	—	211	—
U.S. Natural Gas Pipelines
Northern Border[3]	50.0%	100	91	87	521	549
Millennium	47.5%	96	92	75	482	496
Iroquois[4]	50.0%	52	54	60	197	241
Pennant Midstream[5]	nil	—	12	17	—	—
Other	Various	16	15	17	120	112
Mexico Natural Gas Pipelines
Sur de Texas[6]	60.0%	213	3	27	680	600
Liquids Pipelines
Grand Rapids[1,7]	50.0%	53	56	65	998	1,028
Northern Courier[1,8]	15.0%	22	14	—	53	62
HoustonLink Pipeline[1]	50.0%	—	—	(1)	19	19
Power and Storage
Bruce Power[1,9]	48.4%	439	527	311	3,306	3,256
Portlands Energy Centre[1,10]	nil	12	35	36	—	—
TransCanada Turbines[11]	100.0%	4	9	8	—	64
		1,019	920	714	6,677	6,506
1Classified as a non-consolidated VIE. Refer to Note 29, Variable interest entities, for additional information.
2On May 22, 2020, TC Energy completed the sale of a 65 per cent equity interest in Coastal GasLink Pipeline Limited Partnership and subsequently applied the equity method to account for its 35 per cent retained equity interest in the jointly controlled entity. Refer to Note 27, Acquisitions and dispositions, for additional information. At December 31, 2020, the difference between the carrying value of the investment and the underlying equity in the net assets of Coastal GasLink Pipeline Limited Partnership was $188 million due mainly to the fair value assessment of assets at the time of partial monetization.
3At December 31, 2020, the difference between the carrying value of the investment and the underlying equity in the net assets of Northern Border was US$116 million (2019 – US$116 million) due mainly to the fair value assessment of assets at the time of acquisition.
4At December 31, 2020, the difference between the carrying value of the investment and the underlying equity in the net assets of Iroquois was US$39 million (2019 – US$40 million) due mainly to the fair value assessment of the assets at the times of acquisition.
5In August 2019, TC Energy completed the sale of certain Columbia Midstream assets, including the Company's investment in Pennant Midstream. Refer to Note 27, Acquisitions and dispositions, for additional information.
6Sur de Texas was placed into service in September 2019. TC Energy has a 60 per cent equity interest and, as a jointly controlled entity, applies the equity method of accounting. Income from equity investments recorded in the Corporate segment reflects the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other in the Consolidated statement of income. At December 31, 2020, the difference between the carrying value of the investment and the underlying equity in the net assets of Sur de Texas was US$79 million (2019 – nil) due mainly to fees earned from the successful construction of the pipeline.
7At December 31, 2020, the difference between the carrying value of the investment and the underlying equity in the net assets of Grand Rapids was $98 million (2019 – $101 million) due mainly to interest capitalized during construction.
8In July 2019, TC Energy completed the sale of an 85 per cent equity interest in Northern Courier, and subsequently applied the equity method to account for its 15 per cent retained equity interest in the jointly controlled entity. Refer to Note 27, Acquisitions and dispositions, for additional information. At December 31, 2020, the difference between the carrying value of the investment and the underlying equity in the net assets of Northern Courier was $56 million (2019 – $62 million) due mainly to the fair value of guarantees and the fair value assessment of assets at the time of partial monetization.
9At December 31, 2020, the difference between the carrying value of the investment and the underlying equity in the net assets of Bruce Power was $796 million (2019 – $829 million) due mainly to capitalized interest and the fair value assessment of assets at the time of acquisition.
10Investment in Portlands Energy Centre was reclassed to Assets held for sale in July 2019 and sold on April 29, 2020. At December 31, 2019, the difference between the carrying value of the investment and the underlying equity in the net assets of Portlands Energy Centre was $76 million due mainly to capitalized interest. Refer to Note 27, Acquisitions and dispositions, for additional information.
11On November 13, 2020, TC Energy purchased the remaining 50 per cent ownership in TransCanada Turbines which was subsequently consolidated. Refer to Note 27, Acquisitions and dispositions, for additional information.
142 | TC Energy Consolidated Financial Statements 2020

Distributions and Contributions
Distributions received from equity investments for the year ended December 31, 2020 were $1,123 million (2019 – $1,399 million; 2018 – $1,106 million). For 2020, all distributions received were included in Cash generated from operations in the Consolidated statement of cash flows. Of the total distributions received in 2019 and 2018, $186 million and $121 million, respectively, were included in Investing activities in the Consolidated statement of cash flows with regard to distributions received from Bruce Power and Northern Border from their respective financing programs.
Contributions made to equity investments for the year ended December 31, 2020 were $765 million (2019 – $602 million; 2018 – $1,015 million) and were included in Investing activities in the Consolidated statement of cash flows. For 2019 and 2018, contributions of $32 million and $179 million, respectively, related to TC Energy's proportionate share of the Sur de Texas debt financing requirements.
Summarized Financial Information of Equity Investments

year ended December 31	2020	2019	2018
(millions of Canadian $)

Income
Revenues	5,838	5,693	4,836
Operating and other expenses	(3,341)	(3,408)	(3,545)
Net income	2,047	1,990	1,515
Net income attributable to TC Energy	1,019	920	714

at December 31	2020	2019
(millions of Canadian $)

Balance Sheet
Current assets	2,911	2,305
Non-current assets	26,957	21,865
Current liabilities	(3,727)	(2,060)
Non-current liabilities	(15,309)	(11,461)
10.  LOANS RECEIVABLE FROM AFFILIATES
Related party transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Coastal GasLink Pipeline Limited Partnership
In conjunction with the equity sale on May 22, 2020, the Company entered into a subordinated demand revolving credit facility with Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP), which had a capacity of $200 million at December 31, 2020. This facility provides additional short-term liquidity and funding flexibility to the project and bears interest at a floating market-based rate. At December 31, 2020, there were no amounts outstanding on this facility. Refer to Note 27, Acquisitions and dispositions, for additional information.
Sur de Texas
TC Energy holds a 60 per cent equity interest in a joint venture with IEnova to own the Sur de Texas pipeline, for which TC Energy is the operator. In 2017, TC Energy entered into a MXN$21.3 billion unsecured revolving credit facility with the joint venture, which bears interest at a floating rate and matures in March 2022. At December 31, 2020, Loan receivable from affiliate on the Company's Consolidated balance sheet reflected a MXN$20.9 billion or $1.3 billion (2019 – MXN$20.9 billion or $1.4 billion) loan receivable from the Sur de Texas joint venture which represents TC Energy's proportionate share of long-term debt financing to the joint venture.
TC Energy Consolidated Financial Statements 2020 | 143

The Company's Consolidated statement of income reflects the related interest income and foreign exchange impact on this loan receivable which were fully offset upon consolidation with corresponding amounts included in TC Energy’s proportionate share of Sur de Texas equity earnings as follows:

year ended December 31				Affected line item in the Consolidated statement of income
(millions of Canadian $)	2020	2019	2018

Interest income[1]	110	147	120	Interest income and other
Interest expense[2]	(110)	(147)	(120)	Income from equity investments
Foreign exchange (losses)/ gains[1]	(86)	53	(5)	Interest income and other
Foreign exchange gains /(losses)[1]	86	(53)	5	Income from equity investments
1Included in the Corporate segment.
2Included in the Mexico Natural Gas Pipelines segment.
11.  RATE-REGULATED BUSINESSES
TC Energy's businesses that apply RRA currently include almost all of the Canadian, U.S. and Mexico natural gas pipelines and certain U.S. natural gas storage operations. Rate-regulated businesses account for and report assets and liabilities consistent with the resulting economic impact of the regulators' established rates, provided the rates are designed to recover the costs of providing the regulated service and the competitive environment makes it probable that such rates can be charged and collected. Certain revenues and expenses subject to utility regulation or rate determination that would otherwise be reflected in the statement of income are deferred on the balance sheet and are expected to be recovered from or refunded to customers in future service rates.
Canadian Regulated Operations
The majority of TC Energy's Canadian natural gas pipelines are regulated by the CER under the Canadian Energy Regulator Act (CER Act). In August 2019, the CER and CER Act replaced the NEB and the National Energy Board Act (NEB Act), respectively. The impact assessment and decision-making for designated major transboundary pipeline projects also changed at that time with the implementation of the new Impact Assessment Act which required designated projects, on a prospective basis, to be assessed by the Impact Assessment Agency of Canada. TC Energy projects submitted to the NEB for review prior to August 28, 2019 will continue to be assessed under the previous NEB Act in accordance with the transitional rules under the CER Act.
The CER regulates the construction and operation of facilities, and the terms and conditions of services, including rates, for the Company's Canadian regulated natural gas transmission systems under federal jurisdiction.
TC Energy's Canadian natural gas transmission services are supplied under natural gas transportation tariffs that provide for cost recovery, including return of and return on capital as approved by the CER or NEB. Rates charged for these services are typically set through a process that involves filing an application with the regulator wherein forecasted operating costs, including a return of and on capital, determine the revenue requirement for the upcoming year or multiple years. To the extent actual costs and revenues are more or less than forecasted costs and revenues, the regulators generally allow the difference to be deferred to a future period and recovered or refunded in rates at that time. Differences between actual and forecasted costs that the regulator does not allow to be deferred are included in the determination of net income in the year they occur. The Company's most significant regulated Canadian natural gas pipelines, based on total operated pipe length, are described below.
144 | TC Energy Consolidated Financial Statements 2020

NGTL System
The NGTL System currently operates under the terms of the 2020-2024 Revenue Requirement Settlement approved by the CER on August 17, 2020. The settlement, effective January 1, 2020, includes an ROE of 10.1 per cent on 40 per cent deemed common equity, provides the NGTL System with the opportunity to increase depreciation rates if tolls fall below projected levels and includes an incentive mechanism for certain operating costs where variances from projected amounts are shared between the NGTL System and its customers. It also includes a mechanism to review the settlement should tolls exceed a pre-determined level, without affecting the equity return.
NGTL System's 2019 and 2018 results reflect the terms of the 2018-2019 Revenue Requirement Settlement which included an ROE of 10.1 per cent on 40 per cent deemed common equity, a mechanism for sharing variances above and below a fixed annual operating, maintenance and administration amount and flow-through treatment of all other costs.
Canadian Mainline
The Canadian Mainline currently operates under the terms of the 2015-2030 Tolls Application approved in 2014 (the NEB 2014 Decision). The terms in the 2015-2020 six-year settlement of the NEB 2014 Decision, which ended December 31, 2020, included an ROE of 10.1 per cent on deemed common equity of 40 per cent, an incentive mechanism that had both upside and downside risk and a $20 million after-tax annual TC Energy contribution to reduce the revenue requirement. Toll stabilization was achieved through the use of deferral accounts, namely the bridging amortization account and the long-term adjustment account (LTAA), to capture the surplus or shortfall between the Company's revenues and cost of service for each year over the 2015-2020 six-year fixed-toll term of the NEB 2014 Decision. The NEB 2014 Decision also directed TC Energy to file an application to review tolls for the 2018-2020 period. In December 2018, an NEB decision was received on the 2018-2020 Tolls Review (NEB 2018 Decision) which included an accelerated amortization of the December 31, 2017 LTAA balance and an increase to the composite depreciation rate from 3.2 per cent to 3.9 per cent.
On April 17, 2020, the CER approved the six-year unanimous negotiated settlement (2021-2026 Mainline Settlement) filed in December 2019. Similar to previous settlements, the 2021-2026 Mainline Settlement maintains a base equity return of 10.1 per cent on 40 per cent deemed common equity and includes an incentive to either achieve cost efficiencies and/or increase revenues on the pipeline with a beneficial sharing mechanism to both the shippers and TC Energy. An estimate of the remaining LTAA balance at the end of 2020 was included as an adjustment in the calculation of Mainline fixed tolls and amortized over the settlement term. Going forward, similar to the LTAA, the short-term adjustment accounts (STAA) captures the surplus or shortfall between system revenues and cost of service each year under the 2021-2026 Mainline Settlement.
U.S. Regulated Operations
TC Energy's U.S. regulated natural gas pipelines operate under the provisions of the Natural Gas Act (NGA)of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005, and are subject to the jurisdiction of FERC. The NGA grants FERC authority over the construction and operation of pipelines and related facilities, including the regulation of tariffs which incorporates maximum and minimum rates for services and allows U.S. regulated natural gas pipelines to discount or negotiate rates on a non-discriminatory basis. The Company's most significant regulated U.S. natural gas pipelines, based on effective ownership and total operated pipe length, are described below.
In 2018, FERC prescribed changes (2018 FERC Actions) related to H.R.1, the Tax Cuts and Jobs Act (U.S. Tax Reform), and income taxes for rate-making purposes in a master limited partnership (MLP) that impact future earnings and cash flows of FERC-regulated pipelines. As part of the 2018 FERC Actions, FERC issued a Revised Policy Statement which created a presumption that entities whose earnings are not taxed through a corporation should not be permitted to recover an income tax allowance in their cost-of-service rates. In addition, FERC established that, to the extent an entity's income tax allowance should be eliminated from rates, it must also eliminate existing accumulated deferred income tax (ADIT) asset and liability balances from its rate base.
These 2018 FERC Actions also established a process and schedule by which all FERC-regulated interstate pipelines and natural gas storage facilities had to either (i) file a new uncontested rate settlement or (ii) file a FERC Form 501-G that quantified the isolated impact of U.S. Tax Reform and provided four options to address the impact for rate-making purposes.
TC Energy Consolidated Financial Statements 2020 | 145

Columbia Gas
Columbia Gas' natural gas transportation and storage services are provided under a tariff at rates subject to FERC approval. A FERC-approved modernization settlement provided for cost recovery and return on investment of up to US$1.5 billion from 2013-2017 to modernize the Columbia Gas system thereby improving system integrity and enhancing service reliability and flexibility. An extension of this settlement was approved by FERC in 2016 which allows for the cost recovery and return on additional expanded scope investment of US$1.1 billion over a three-year period through 2020.
Columbia Gas filed a general NGA Section 4 Rate Case with FERC on July 31, 2020 requesting an increase to Columbia Gas's maximum transportation rates expected to become effective February 1, 2021, subject to refund. The rate case continues to progress as expected, and the Company intends to pursue a collaborative process to reach a mutually beneficial outcome with its customers through settlement negotiations.
ANR Pipeline
ANR Pipeline operates under rates established through a FERC-approved rate settlement in 2016. Under terms of the 2016 settlement, ANR Pipeline is no longer under a rate moratorium and is required to file for new rates to be effective no later than August 1, 2022.
On August 10, 2020, FERC terminated ANR Pipeline's 501-G proceeding and ruled that ANR Pipeline has complied with the one-time reporting requirement. Additionally, FERC stated it will not exercise its right to initiate a NGA Section 5 investigation into ANR’s effective rates at this time but may in the future, if warranted.
Columbia Gulf
Columbia Gulf reached a rate settlement with its customers, which was approved by FERC in December 2019, increasing Columbia Gulf’s recourse rates to take effect on August 1, 2020. This settlement establishes a rate case and tariff filing moratorium through August 1, 2022 and Columbia Gulf is required to file a general rate case under Section 4 of the NGA no later than January 31, 2027, with new rates to be effective August 1, 2027.
TC PipeLines, LP
TC Energy owns a 25.5 per cent interest in TC PipeLines, LP, which has ownership interests in eight wholly-owned or partially-owned natural gas pipelines serving major markets in the U.S. As TC PipeLines, LP is an MLP, all pipelines it owns wholly or in part were impacted by the 2018 FERC Actions which required these pipelines to eliminate their existing ADIT balance from rate base. Refer to Note 17, Income taxes, for additional information regarding the impact of these changes to TC Energy.
Great Lakes
Great Lakes reached a rate settlement with its customers, which was approved by FERC in February 2018, decreasing Great Lakes' maximum transportation rates by 27 per cent effective October 2017. This settlement does not contain a moratorium and Great Lakes will be required to file for new rates no later than March 31, 2022, with new rates to be effective October 1, 2022. In 2018, as a result of the 2018 FERC Actions noted above, Great Lakes made a limited NGA Section 4 filing which had the effect of reducing rates by two per cent from what was in place previously. The reduction in rates became effective on February 1, 2019 after the limited Section 4 filing was accepted by FERC.
On May 11, 2020, FERC terminated Great Lakes’ 501-G proceeding and ruled that Great Lakes has complied with the one-time reporting requirement. Additionally, FERC also stated that rate reductions provided for in its 2017 settlement and the two per cent rate reduction from the limited Section 4 rate reduction proceeding have provided substantial rate relief for Great Lakes’ shippers and, as a result, it will not exercise its right to institute a NGA Section 5 investigation to determine if Great Lakes is over-recovering on its current tariff rates.
Mexico Regulated Operations
TC Energy's Mexico natural gas pipelines are regulated by CRE and operate in accordance with CRE-approved tariffs. The rates in effect on TC Energy's Mexico natural gas pipelines were established based on CRE-approved contracts that provide for cost recovery, including a return of and on invested capital.
146 | TC Energy Consolidated Financial Statements 2020

Regulatory Assets and Liabilities

at December 31	2020	2019	Remaining Recovery/ Settlement Period (years)
(millions of Canadian $)

Regulatory Assets
Deferred income taxes[1]	1,287	1,088	n/a
Operating and debt-service regulatory assets[2]	54	2	1
Pensions and other post-retirement benefits[1,3]	401	417	n/a
Foreign exchange on long-term debt[1,4]	7	16	1-9
Other	135	107	n/a
	1,884	1,630
Less: Current portion included in Other current assets (Note 6)	131	43
	1,753	1,587
Regulatory Liabilities
Operating and debt-service regulatory liabilities[2]	48	139	1
Pensions and other post-retirement benefits[3]	18	35	n/a
ANR-related post-employment and retirement benefits other than pension[5]	40	41	n/a
Long-term adjustment account[6,7]	227	660	6
Bridging amortization account[6]	537	428	10
Pipeline abandonment trust balances[8]	1,842	1,462	n/a
Cost of removal[9]	246	253	n/a
Deferred income taxes[1]	115	151	n/a
Deferred income taxes – U.S. Tax Reform[10]	1,170	1,239	n/a
Other	58	60	n/a
	4,301	4,468
Less: Current portion included in Accounts payable and other (Note 15)	153	696
	4,148	3,772
1These regulatory assets and liabilities are underpinned by non-cash transactions or are recovered without an allowance for return as approved by the regulator. Accordingly, these regulatory assets or liabilities are not included in rate base and do not yield a return on investment during the recovery period.
2Operating and debt-service regulatory assets and liabilities represent the accumulation of cost and revenue variances to be included in determination of rates in the following year.
3These balances represent the regulatory offset to pension plan and other post-retirement benefit obligations to the extent the amounts are expected to be collected from or refunded to customers in future rates.
4Foreign exchange on long-term debt of the NGTL System represents the variance resulting from revaluing foreign currency-denominated debt instruments to the current foreign exchange rate from the historical foreign exchange rate at the time of issue. Foreign exchange gains and losses realized when foreign debt matures or is redeemed early are expected to be recovered or refunded through the determination of future tolls.
5This balance represents the amount ANR estimates would be required to refund to its customers for post-retirement and post-employment benefit amounts collected through its FERC-approved rates that have not been used to pay benefits to its employees. Pursuant to a FERC-approved rate settlement, the $40 million (US$32 million) balance at December 31, 2020 is subject to resolution through future regulatory proceedings and, accordingly, a settlement period cannot be determined at this time.
6These regulatory accounts are used to capture Canadian Mainline revenue and cost variances plus toll-stabilization adjustments during the 2015-2030 settlement term.
7Under the terms of the 2021-2026 Mainline Settlement, $223 million will be amortized over the six-year settlement term and the residual of $4 million will be transferred to the STAA.
8This balance represents the amounts collected in tolls from shippers and included in the LMCI restricted investments to fund future abandonment of the Company's CER-regulated pipeline facilities.
9This balance represents anticipated costs of removal that have been, and continue to be, included in depreciation rates and collected in the service rates of certain rate-regulated operations for future costs to be incurred.
10These balances represent the impact of U.S. Tax Reform. The regulatory liabilities will be amortized over varying terms that approximate the expected reversal of the underlying deferred tax liabilities that gave rise to the regulatory liabilities under the Reverse South Georgia Methodology.
TC Energy Consolidated Financial Statements 2020 | 147

12.  GOODWILL
The Company has recorded the following Goodwill on its acquisitions:

(millions of Canadian $)	U.S. Natural Gas Pipelines

Balance at January 1, 2019	14,178
Sale of Columbia Midstream assets	(595)
Foreign exchange rate changes	(696)
Balance at December 31, 2019	12,887
Foreign exchange rate changes	(208)
Balance at December 31, 2020	12,679
As part of the annual goodwill impairment assessment at December 31, 2020, the Company evaluated qualitative factors impacting the fair value of the underlying reporting units. It was determined that it was more likely than not that the fair value of the reporting units exceeded their carrying amounts, including goodwill.
Sale of Columbia Midstream Assets
In August 2019, TC Energy completed the sale of certain Columbia Midstream assets. As these assets constituted a business, and there was goodwill within this reporting unit, $595 million of Columbia's goodwill allocated to these assets was released and netted in the pre-tax gain on sale. The amount released was determined based on the relative fair values of the assets sold and the portion of the reporting unit retained. The fair value of the reporting unit was determined using a discounted cash flow analysis. Refer to Note 27, Acquisitions and dispositions, for additional details.
Tuscarora
In 2018, the Company recorded a goodwill impairment charge of $79 million pre-tax within the U.S. Natural Gas Pipelines segment. The fair value of the reporting unit was determined using a discounted cash flow analysis. This non-cash charge was recorded in Goodwill and other asset impairment charges in the Consolidated statement of income. As Tuscarora is a TC PipeLines, LP asset, the Company's share of this amount, after tax and net of non-controlling interests, was $15 million. The gross goodwill and accumulated impairment losses related to Tuscarora were US$82 million and US$59 million, respectively, on the Consolidated balance sheet at December 31, 2020 and 2019.

148 | TC Energy Consolidated Financial Statements 2020

13.  OTHER LONG-TERM ASSETS

at December 31	2020	2019
(millions of Canadian $)

Capital projects in development	231	1,715
Employee post-retirement benefits (Note 24)	207	162
Long-term contract assets (Note 5)	192	102
Deferred income tax assets (Note 17)	177	37
Fair value of derivative contracts (Note 25)	41	7
Other	131	145
	979	2,168
Capital Projects in Development
Keystone XL
On March 31, 2020, TC Energy announced that it would proceed with construction of the Keystone XL pipeline and, as a result, $1.7 billion of related capitalized development costs were transferred to Plant, property and equipment. At December 31, 2019, the amount included in Capital projects in development for this project was $1.5 billion.
Reimbursement of Coastal GasLink pipeline project costs
In November 2018, in accordance with provisions in the agreements with the LNG Canada joint venture participants, all five parties elected to collectively reimburse TC Energy $470 million representing costs incurred prior to receiving the Final Investment Decision (FID) on the Coastal GasLink pipeline project (Coastal GasLink). These payments were recorded as a reduction of the carrying value of Coastal GasLink costs which, subsequent to the FID, were reported in Plant, property and equipment until the sale of a 65 per cent equity interest in Coastal GasLink LP on May 22, 2020, at which point TC Energy's remaining investment was recorded in Equity investments. Refer to Note 27, Acquisitions and dispositions, for additional information.

TC Energy Consolidated Financial Statements 2020 | 149

14.  NOTES PAYABLE

	2020		2019
(millions of Canadian $, unless otherwise noted)	Outstanding at December 31	Weighted Average Interest Rate per Annum at December 31	Outstanding at December 31	Weighted Average Interest Rate per Annum at December 31

Canada[1]	2,836	0.4%	4,034	2.1%
U.S. (2020 – US$900; 2019 – nil)	1,149	0.4%	—	—
Mexico (2020 – US$150; 2019 – US$205)[2]	191	1.7%	266	2.7%
	4,176		4,300
1At December 31, 2020, Notes payable consisted of Canadian dollar-denominated notes of $656 million (2019 – $1,353 million) and U.S. dollar-denominated notes of US$1,709 million (2019 – US$2,068 million).
2The demand senior unsecured revolving credit facility for the Company's Mexico subsidiary can be drawn in either Mexican pesos or U.S. dollars, up to the total facility amount of MXN$5.0 billion or the U.S. dollar equivalent.
At December 31, 2020 and 2019, Notes payable reflects short-term borrowings in Canada by TransCanada PipeLines Limited (TCPL) and in Mexico by a wholly-owned Mexican subsidiary. At December 31, 2020, Notes payable also includes short-term borrowings in the U.S. by TransCanada PipeLine USA Ltd. (TCPL USA).
At December 31, 2020, total committed revolving and demand credit facilities were $12.4 billion (2019 – $12.6 billion). When drawn, interest on these lines of credit is charged at negotiated floating rates of Canadian and U.S. banks, and at other negotiated financial bases. These unsecured credit facilities included the following:

at December 31
(billions of Canadian $, unless otherwise noted)			2020			2019
Borrower	Description	Matures	Total Facilities		Unused Capacity [1]	Total Facilities

Committed, syndicated, revolving, extendible, senior unsecured credit facilities[2]:
TCPL	Supports TCPL's Canadian dollar commercial paper program and for general corporate purposes	December 2024	3.0		2.3	3.0
TCPL/TCPL USA/Columbia/TransCanada American Investments Ltd.	Supports TCPL's and TCPL USA's U.S. dollar commercial paper programs and for general corporate purposes of the borrowers, guaranteed by TCPL	December 2021	US 4.5		US 1.9	US 4.5
TCPL/TCPL USA/Columbia/TransCanada American Investments Ltd.	For general corporate purposes of the borrowers, guaranteed by TCPL	December 2022	US 1.0		US 1.0	US 1.0

Demand senior unsecured revolving credit facilities[2]:
TCPL/TCPL USA	Supports the issuance of letters of credit and provides additional liquidity; TCPL USA facility guaranteed by TCPL	Demand	2.1	[3]	1.1	2.1	[3]
Mexico subsidiary	For Mexico general corporate purposes, guaranteed by TCPL	Demand	MXN5.0	[3]	MXN2.0	MXN5.0	[3]
1Net of commercial paper outstanding and facility draws.
2Provisions of various credit arrangements with the Company's subsidiaries can restrict their ability to declare and pay dividends or make distributions under certain circumstances. If such restrictions apply, they may, in turn, have an impact on the Company's ability to declare and pay dividends on common and preferred shares. These credit arrangements also require the Company to comply with various affirmative and negative covenants and maintain certain financial ratios. At December 31, 2020, the Company was in compliance with all debt covenants.
3Or the U.S. dollar equivalent.
150 | TC Energy Consolidated Financial Statements 2020

In second quarter 2020, an additional US$2.0 billion of 364-day committed bilateral credit facilities were established. These credit facilities were extinguished in fourth quarter 2020 as they were no longer required.
For the year ended December 31, 2020, the cost to maintain the above facilities was $21 million (2019 – $11 million; 2018 – $12 million).
At December 31, 2020, certain of the Company's other subsidiaries had an additional $0.8 billion (2019 – $0.8 billion) of undrawn capacity on third-party committed credit facilities.
15.  ACCOUNTS PAYABLE AND OTHER

at December 31	2020	2019
(millions of Canadian $)

Trade payables	3,057	3,314
Regulatory liabilities (Note 11)	153	696
Contract liabilities (Note 5)	129	61
Fair value of derivative contracts (Note 25)	72	115
Other	405	358
	3,816	4,544
16.  OTHER LONG-TERM LIABILITIES

at December 31	2020	2019
(millions of Canadian $)

Employee post-retirement benefits (Note 24)	503	540
Operating lease obligations (Note 8)	427	476
Long-term contract liabilities (Note 5)	203	226
Fair value of derivative contracts (Note 25)	59	81
Asset retirement obligations	54	62
Guarantees	30	32
Other	199	197
	1,475	1,614

TC Energy Consolidated Financial Statements 2020 | 151

17.  INCOME TAXES
Provision for Income Taxes

year ended December 31	2020	2019	2018
(millions of Canadian $)

Current
Canada	(54)	84	65
Foreign[1]	306	615	250
	252	699	315
Deferred
Canada	(224)	(29)	49
Foreign	166	84	235
Foreign – U.S. Tax Reform and 2018 FERC Actions	—	—	(167)
	(58)	55	117
Income Tax Expense	194	754	432
1The 2019 current foreign income tax expense mainly relates to the sale of certain Columbia Midstream assets in August 2019. Refer to Note 27, Acquisitions and dispositions, for additional information.
Geographic Components of Income before Income Taxes

year ended December 31	2020	2019	2018
(millions of Canadian $)

Canada	691	1,144	433
Foreign	4,416	4,043	3,516
Income before Income Taxes	5,107	5,187	3,949
Reconciliation of Income Tax Expense

year ended December 31	2020	2019	2018
(millions of Canadian $)

Income before income taxes	5,107	5,187	3,949
Federal and provincial statutory tax rate	24.0%	26.5%	27.0%
Expected income tax expense	1,226	1,375	1,066
Valuation allowance releases	(400)	(259)	—
Foreign income tax rate differentials	(258)	(180)	(432)
Income tax differential related to regulated operations	(228)	(159)	(54)
(Income)/ loss from non-controlling interests and equity investments	(141)	(78)	50
Alberta tax rate reduction	—	(32)	—
Non-taxable portion of capital gains	(62)	(28)	(11)
Non-deductible goodwill on the Columbia Midstream asset disposition	—	154	—
U.S. Tax Reform and 2018 FERC Actions	—	—	(167)
Other	57	(39)	(20)
Income Tax Expense	194	754	432

152 | TC Energy Consolidated Financial Statements 2020

Deferred Income Tax Assets and Liabilities

at December 31	2020	2019
(millions of Canadian $)

Deferred Income Tax Assets
Tax loss and credit carryforwards	1,389	1,046
Regulatory and other deferred amounts	532	692
Difference in accounting and tax bases of impaired assets and assets held for sale	537	538
Unrealized foreign exchange losses on long-term debt	154	260
Financial instruments	48	23
Other	70	70
	2,730	2,629
Less: Valuation allowance	243	673
	2,487	1,956
Deferred Income Tax Liabilities
Difference in accounting and tax bases of plant, property and equipment	6,661	6,197
Equity investments	1,087	1,087
Taxes on future revenue requirement	287	232
Other	81	106
	8,116	7,622
Net Deferred Income Tax Liabilities	5,629	5,666
The above deferred tax amounts have been classified on the Consolidated balance sheet as follows:

at December 31	2020	2019
(millions of Canadian $)

Deferred Income Tax Assets
Other long-term assets (Note 13)	177	37
Deferred Income Tax Liabilities
Deferred income tax liabilities	5,806	5,703
Net Deferred Income Tax Liabilities	5,629	5,666
At December 31, 2020, the Company has recognized the benefit of non-capital loss carryforwards of $3,671 million (2019 – $1,929 million) for federal and provincial purposes in Canada, which expire from 2030 to 2040. The Company has not yet recognized the benefit of capital loss carryforwards of $253 million (2019 – $598 million) for federal and provincial purposes in Canada, with no expiry date. The Company also has Ontario minimum tax credits of $106 million (2019 – $102 million), which expire from 2026 to 2040.
At December 31, 2020, the Company has fully recognized the benefit of net operating loss carryforwards of US$849 million (2019 – US$1,098 million) for federal purposes in the U.S., which expire from 2029 to 2037.
At December 31, 2020, the Company has recognized the benefit of net operating loss carryforwards of US$13 million (2019 – US$4 million) in Mexico, which expire from 2024 to 2030.
TC Energy Consolidated Financial Statements 2020 | 153

TC Energy recorded an income tax valuation allowance of $243 million and $673 million against the deferred income tax asset balances at December 31, 2020 and 2019, respectively. The decrease in the valuation allowance in 2020 is primarily a result of the foreign exchange movement on unrecognized capital losses, realized capital gains and valuation allowance releases. At each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As at December 31, 2020, the Company determined there was sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.
The Company recorded $400 million in valuation allowance releases in 2020 primarily a result of the final investment decision to proceed with the construction of the Keystone XL pipeline, the sale of the Ontario natural gas-fired power plants and the sale of a 65 per cent equity interest in Coastal GasLink LP. Refer to Note 27, Acquisitions and dispositions, for additional information on the sale of the Ontario natural gas-fired power plants and Coastal GasLink LP equity sale, and refer to Note 30, Subsequent events, for additional information on the Keystone XL pipeline.
Unremitted Earnings of Foreign Investments
Income taxes have not been provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future. Deferred income tax liabilities would have increased at December 31, 2020 by approximately $684 million (2019 – $648 million) if there had been a provision for these taxes.
Income Tax Payments
Income tax payments of $252 million, net of refunds, were made in 2020 (2019 – payments, net of refunds, of $713 million; 2018 – payments, net of refunds, of $338 million).
Reconciliation of Unrecognized Tax Benefit
Below is the reconciliation of the annual changes in the total unrecognized tax benefit:

at December 31	2020	2019	2018
(millions of Canadian $)

Unrecognized tax benefit at beginning of year	29	19	15
Gross increases – tax positions in prior years	26	13	13
Gross decreases – tax positions in prior years	(2)	(1)	(5)
Gross increases – tax positions in current year	1	—	—
Lapse of statutes of limitations	(2)	(2)	(4)
Unrecognized Tax Benefit at End of Year	52	29	19
Subject to the results of audit examinations by taxing authorities and other legislative amendments, TC Energy does not anticipate further adjustments to the unrecognized tax benefits during the next 12 months that would have a material impact on its financial statements.
TC Energy and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2012. Substantially all material U.S. federal, state and local income tax matters have been concluded for years through 2014. Substantially all material Mexico income tax matters have been concluded for years through 2013.
TC Energy's practice is to recognize interest and penalties related to income tax uncertainties in Income tax expense. Income tax expense for the year ended December 31, 2020 reflects $4 million of interest expense (2019 – $4 million of interest expense; 2018 – $1 million of interest recovery). At December 31, 2020, the Company had accrued $11 million in interest expense (December 31, 2019 – $7 million). The Company incurred no penalties associated with income tax uncertainties related to Income tax expense for the years ended December 31, 2020, 2019 and 2018 and no penalties were accrued as at December 31, 2020 and 2019.

154 | TC Energy Consolidated Financial Statements 2020

U.S. Tax Reform and FERC Actions
In 2017, U.S. Tax Reform was signed into law and the enacted U.S. federal corporate income tax rate was reduced from 35 per cent to 21 per cent effective January 1, 2018. This resulted in a remeasurement of existing deferred income tax assets and deferred income tax liabilities related to the Company's U.S. businesses to reflect the new lower income tax rate as at December 31, 2017. Given the significance of the legislation, SEC registrants were allowed to record provisional amounts at December 31, 2017 which could be adjusted as additional information became available, prepared or analyzed for a period not to exceed one year. The Company recognized further adjustments to the provisional amount in 2018.
In accordance with FERC Form 501-G and uncontested rate settlement filings, the ADIT balances for all pipelines held wholly or in part by TC PipeLines, LP were eliminated from their respective rate bases. As a result, net regulatory liabilities recorded for these assets pursuant to U.S. Tax Reform were written off, resulting in a further deferred income tax recovery of $115 million in 2018.
Under U.S. Tax Reform, the U.S. Treasury and the U.S. Internal Revenue Service issued final base erosion and anti-abuse tax regulations in 2019 and final anti-hybrid rules on April 7, 2020. The finalization of these regulations did not have a material impact on the Company's consolidated financial statements at December 31, 2020.
Mexico Tax Reform
In 2019, Mexico passed tax reform legislation related to, among other things, interest deductibility and tax reporting. These changes did not have a material impact on the Company's consolidated financial statements at December 31, 2020.
Alberta Rate Reduction
On December 9, 2020, the Government of Alberta enacted the reduction of the corporate income tax rate to eight per cent effective July 1, 2020. This change did not have a material impact on the Company's consolidated financial statements at December 31, 2020.
TC Energy Consolidated Financial Statements 2020 | 155

18.  LONG-TERM DEBT

		2020		2019
Outstanding amounts	Maturity Dates	Outstanding at December 31	Interest Rate[1]	Outstanding at December 31	Interest Rate[1]
(millions of Canadian $, unless otherwise noted)

TRANSCANADA PIPELINES LIMITED
Debentures
Canadian		—	—	250	11.8%
U.S. (2020 and 2019 – US$400)	2021	510	9.9%	518	9.9%
Medium Term Notes
Canadian	2021 to 2049	11,491	4.5%	9,491	4.6%
Senior Unsecured Notes
U.S. (2020 – US$14,292; 2019 – US$14,792)	2022 to 2049	18,227	5.3%	19,174	5.2%
		30,228		29,433
NOVA GAS TRANSMISSION LTD.
Debentures and Notes
Canadian	2024	100	9.9%	100	9.9%
U.S. (2020 and 2019 – US$200)	2023	255	7.9%	259	7.9%
Medium Term Notes
Canadian	2025 to 2030	504	7.4%	504	7.4%
U.S. (2020 and 2019 – US$33)	2026	42	7.5%	42	7.5%
		901		905
COLUMBIA PIPELINE GROUP, INC.
Senior Unsecured Notes
U.S. (2020 – US$1,500; 2019 – US$2,250)[2]	2025 to 2045	1,913	4.9%	2,916	4.4%
TC PIPELINES, LP
Unsecured Term Loan
U.S. (2020 and 2019 – US$450)	2022	574	1.4%	583	2.9%
Senior Unsecured Notes
U.S. (2020 and 2019 – US$1,200)	2021 to 2027	1,530	4.4%	1,556	4.4%
		2,104		2,139
ANR PIPELINE COMPANY
Senior Unsecured Notes
U.S. (2020 and 2019 – US$672)	2021 to 2026	858	7.2%	872	7.2%
GAS TRANSMISSION NORTHWEST LLC
Senior Unsecured Notes
U.S. (2020 - US$325; 2019 – US$250)	2030 to 2035	415	4.3%	324	5.6%
GREAT LAKES GAS TRANSMISSION LIMITED PARTNERSHIP
Senior Unsecured Notes
U.S. (2020 – US$198; 2019 – US$219)	2021 to 2030	253	7.6%	284	7.7%

156 | TC Energy Consolidated Financial Statements 2020

		2020		2019
Outstanding amounts	Maturity Dates	Outstanding at December 31	Interest Rate[1]	Outstanding at December 31	Interest Rate[1]
(millions of Canadian $, unless otherwise noted)
PORTLAND NATURAL GAS TRANSMISSION SYSTEM
Unsecured Loan Facility
U.S. (2020 – US$25; 2019 – US$39)	2023	32	1.3%	51	3.0%
Senior Unsecured Notes
U.S. (2020 – US$125 ; 2019 – nil)	2030	159	2.8%	—	—
		191		51
TUSCARORA GAS TRANSMISSION COMPANY
Unsecured Term Loan
U.S. (2020 and 2019 – US$23)	2021	29	2.2%	30	2.8%
NORTH BAJA PIPELINE, LLC
Unsecured Term Loan
U.S. (2020 and 2019 – US$50)	2021	64	1.2%	65	2.8%
		36,956		37,019
Current portion of long-term debt		(1,972)		(2,705)
Unamortized debt discount and issue costs		(238)		(228)
Fair value adjustments[3]		167		194
		34,913		34,280
1Interest rates are the effective interest rates except for those pertaining to long-term debt issued for the Company's Canadian regulated natural gas operations, in which case the weighted average interest rate is presented as approved by the regulators. The effective interest rate is calculated by discounting the expected future interest payments, adjusted for loan fees, premiums and discounts. Weighted average and effective interest rates are stated as at the respective outstanding dates.
2Certain subsidiaries of Columbia have guaranteed the principal payments of Columbia’s senior unsecured notes. Each guarantor of Columbia's obligations is required to comply with covenants under the debt indenture and in the event of default, the guarantors would be obligated to pay the principal and related interest.
3The fair value adjustments include $167 million (2019 – $193 million) related to the acquisition of Columbia. In 2019, these adjustments also included an increase of $1 million related to hedged interest rate risk. Refer to Note 25, Risk management and financial instruments, for additional information.
Principal Repayments
At December 31, 2020, principal repayments for the next five years on the Company's long-term debt are approximately as follows:

(millions of Canadian $)	2021	2022	2023	2024	2025

Principal repayments on long-term debt	1,972	1,901	1,861	286	2,712
TC Energy Consolidated Financial Statements 2020 | 157

Long-Term Debt Issued
The Company issued long-term debt over the three years ended December 31, 2020 as follows:

(millions of Canadian $, unless otherwise noted)
Company	Issue Date	Type	Maturity Date	Amount	Interest Rate

TRANSCANADA PIPELINES LIMITED
	April 2020	Senior Unsecured Notes	April 2030	US 1,250	4.10%
	April 2020	Medium Term Notes	April 2027	2,000	3.80%
	September 2019	Medium Term Notes	September 2029	700	3.00%
	September 2019	Medium Term Notes	July 2048	300	4.18%	[1]
	April 2019	Medium Term Notes	October 2049	1,000	4.34%
	October 2018	Senior Unsecured Notes	March 2049	US 1,000	5.10%
	October 2018	Senior Unsecured Notes	May 2028	US 400	4.25%	[2]
	July 2018	Medium Term Notes	July 2048	800	4.18%
	July 2018	Medium Term Notes	March 2028	200	3.39%	[3]
	May 2018	Senior Unsecured Notes	May 2028	US 1,000	4.25%
	May 2018	Senior Unsecured Notes	May 2048	US 1,000	4.875%
	May 2018	Senior Unsecured Notes	May 2038	US 500	4.75%
PORTLAND NATURAL GAS TRANSMISSION SYSTEM
	October 2020	Senior Unsecured Notes	October 2030	US 125	2.84%
	April 2018	Unsecured Loan Facility	April 2023	US 19	Floating
GAS TRANSMISSION NORTHWEST LLC
	June 2020	Senior Unsecured Notes	June 2030	US 175	3.12%
COASTAL GASLINK PIPELINE LIMITED PARTNERSHIP[4]
	April 2020	Senior Secured Credit Facilities	April 2027	1,603	Floating
NORTHERN COURIER PIPELINE LIMITED PARTNERSHIP[5]
	July 2019	Senior Secured Notes	June 2042	1,000	3.365%
NORTH BAJA PIPELINE, LLC
	December 2018	Unsecured Term Loan	December 2021	US 50	Floating
1Reflects coupon rate on re-opening of a pre-existing Medium Term Notes (MTN) issue. The MTNs were issued at a premium to par, resulting in a re-issuance yield of 3.991 per cent.
2Reflects coupon rate on re-opening of a pre-existing senior unsecured notes issue. The notes were issued at a discount to par, resulting in a re-issuance yield of 4.439 per cent.
3Reflects coupon rate on re-opening of a pre-existing MTN issue. The MTNs were issued at a discount to par, resulting in a re-issuance yield of 3.41 per cent.
4On April 28, 2020, Coastal GasLink LP entered into secured long-term project financing credit facilities. On May 22, 2020, TC Energy completed the sale of a 65 per cent equity interest in Coastal GasLink LP and subsequently accounts for its remaining 35 per cent interest using the equity method. Immediately preceding the equity sale, Coastal GasLink LP made an initial draw of $1.6 billion on the credit facilities, of which approximately $1.5 billion was paid to TC Energy. Refer to Note 27, Acquisitions and dispositions, for additional information.
5In July 2019, subsequent to the Senior Secured Notes issuance, TC Energy completed the sale of an 85 per cent equity interest in Northern Courier and subsequently accounts for its remaining 15 per cent interest using the equity method. Refer to Note 27, Acquisitions and dispositions, for additional information.

158 | TC Energy Consolidated Financial Statements 2020

Long-Term Debt Retired/Repaid
The Company retired/repaid long-term debt over the three years ended December 31, 2020 as follows:

(millions of Canadian $, unless otherwise noted)
Company	Retirement/Repayment Date	Type	Amount	Interest Rate

TRANSCANADA PIPELINES LIMITED
	November 2020	Debentures	250	11.80%
	October 2020	Senior Unsecured Notes	US 1,000	3.80%
	March 2020[1]	Senior Unsecured Notes	US 750	4.60%
	November 2019	Senior Unsecured Notes	US 700	2.125%
	November 2019	Senior Unsecured Notes	US 550	Floating
	May 2019	Medium Term Notes	13	9.35%
	March 2019	Debentures	100	10.50%
	January 2019	Senior Unsecured Notes	US 750	7.125%
	January 2019	Senior Unsecured Notes	US 400	3.125%
	August 2018	Senior Unsecured Notes	US 850	6.50%
	March 2018	Debentures	150	9.45%
	January 2018	Senior Unsecured Notes	US 500	1.875%
	January 2018	Senior Unsecured Notes	US 250	Floating
PORTLAND NATURAL GAS TRANSMISSION SYSTEM
	October 2020	Unsecured Loan Facility	US 99	Floating
	May 2018	Senior Secured Notes	US 18	5.90%
COLUMBIA PIPELINE GROUP, INC.
	June 2020	Senior Unsecured Notes	US 750	3.30%
	June 2018	Senior Unsecured Notes	US 500	2.45%
GAS TRANSMISSION NORTHWEST LLC
	June 2020	Senior Unsecured Notes	US 100	5.29%
	May 2019	Unsecured Term Loan	US 35	Floating
TC PIPELINES, LP
	June 2019	Unsecured Term Loan	US 50	Floating
	December 2018	Unsecured Term Loan	US 170	Floating
GREAT LAKES GAS TRANSMISSION LIMITED PARTNERSHIP
	March 2018	Senior Unsecured Notes	US 9	6.73%
1Related unamortized debt issue costs of $8 million were included in Interest expense in the Consolidated statement of income for the year ended December 31, 2020.
Interest Expense

year ended December 31	2020	2019	2018
(millions of Canadian $)

Interest on long-term debt	1,963	1,931	1,877
Interest on junior subordinated notes	470	427	391
Interest on short-term debt	46	106	73
Capitalized interest	(294)	(186)	(124)
Amortization and other financial charges[1]	43	55	48
	2,228	2,333	2,265
1Amortization and other financial charges includes amortization of transaction costs and debt discounts calculated using the effective interest method and losses on derivatives used to manage the Company's exposure to changes in interest rates.
TC Energy Consolidated Financial Statements 2020 | 159

The Company made interest payments of $2,203 million in 2020 (2019 – $2,295 million; 2018 – $2,156 million) on long-term debt, junior subordinated notes and short-term debt, net of interest capitalized.
19.  JUNIOR SUBORDINATED NOTES

		2020		2019
Outstanding loan amount	Maturity Date	Outstanding at December 31	Effective Interest Rate[1]	Outstanding at December 31	Effective Interest Rate[1]
(millions of Canadian $, unless otherwise noted)

TRANSCANADA PIPELINES LIMITED
US$1,000 notes issued 2007 at 6.35%[2]	2067	1,275	4.1%	1,296	5.1%
US$750 notes issued 2015 at 5.875%[3,4]	2075	957	5.0%	972	6.0%
US$1,200 notes issued 2016 at 6.125%[3,4]	2076	1,530	5.8%	1,556	6.7%
US$1,500 notes issued 2017 at 5.55%[3,4]	2077	1,913	4.7%	1,944	5.7%
$1,500 notes issued 2017 at 4.90%[3,4]	2077	1,500	4.5%	1,500	5.4%
US$1,100 notes issued 2019 at 5.75%[3,4]	2079	1,403	5.4%	1,426	6.3%
		8,578		8,694
Unamortized debt discount and issue costs		(80)		(80)
		8,498		8,614
1The effective interest rate is calculated by discounting the expected future interest payments using the coupon rate and any estimated future rate resets, adjusted for issue costs and discounts.
2Junior subordinated notes of US$1 billion were issued in 2007 at a fixed rate of 6.35 per cent and converted in 2017 to a floating interest rate that is reset quarterly to the three-month LIBOR plus 2.21 per cent.
3The Junior subordinated notes were issued to TransCanada Trust, a financing trust subsidiary wholly owned by TCPL. While the obligations of TransCanada Trust are fully and unconditionally guaranteed by TCPL on a subordinated basis, the Trust is not consolidated in TC Energy's financial statements since TCPL does not have a variable interest in the Trust and the only substantive assets of the Trust are junior subordinated notes of TCPL.
4The coupon rate is initially a fixed interest rate for the first 10 years and converts to a floating rate thereafter.
The Junior subordinated notes are subordinated in right of payment to existing and future senior indebtedness or other obligations of TCPL.
In September 2019, TransCanada Trust (the Trust) issued US$1.1 billion of Trust Notes – Series 2019-A to investors with a fixed interest rate of 5.50 per cent for the first 10 years converting to a floating rate thereafter. All of the proceeds of the issuance by the Trust were loaned to TCPL for US$1.1 billion of junior subordinated notes of TCPL at an initial fixed rate of 5.75 per cent, including a 0.25 per cent administration charge. The rate will reset commencing September 2029 until September 2049 to the then three-month LIBOR plus 4.404 per cent per annum; from September 2049 until September 2079, the interest rate will reset to the then three-month LIBOR plus 5.154 per cent per annum. Refer to Note 25, Risk management and financial instruments, for additional information regarding the expected impact to the Company with certain rate settings of LIBOR which may cease to be published at the end of 2021 with full cessation expected by mid-2023. The junior subordinated notes are callable at TCPL's option at any time on or after September 15, 2029 at 100 per cent of the principal amount plus accrued and unpaid interest to the date of redemption.
Pursuant to the terms of the notes issued between the Trust and TCPL (the Trust Notes) and related agreements, in certain circumstances (1) TCPL may issue deferral preferred shares to holders of the Trust Notes in lieu of interest; and (2) TC Energy and TCPL would be prohibited from declaring or paying dividends on or redeeming their outstanding preferred shares (or, if none are outstanding, their respective common shares) until all deferral preferred shares are redeemed by TCPL. The Trust Notes may also be automatically exchanged for preferred shares of TCPL upon certain kinds of bankruptcy and insolvency events. All of these preferred shares would rank equally with any other outstanding first preferred shares of TCPL.
160 | TC Energy Consolidated Financial Statements 2020

20.  REDEEMABLE NON-CONTROLLING INTEREST AND NON-CONTROLLING INTERESTS
Redeemable Non-Controlling Interest
On March 31, 2020, TC Energy announced that it would proceed with construction of the Keystone XL pipeline. As part of the funding plan, the Government of Alberta agreed to invest up to US$1.1 billion as equity in certain Keystone XL subsidiaries of TC Energy. In the year ended December 31, 2020, the Government of Alberta invested $1,033 million in the form of Class A Interests which rank above TC Energy's equity investment in Keystone XL and have certain voting rights.
TC Energy has a call right exercisable at any time to repurchase the Class A Interests from the Government of Alberta. In turn, the Government of Alberta has a put right to sell its Class A Interests to the Company exercisable upon and following the in-service date of the Keystone XL pipeline if certain conditions are met. As a result of these redemption features, the Company classified the Class A Interests as Redeemable non-controlling interest in mezzanine equity on the Consolidated balance sheet. These Class A Interests are entitled to a return in accordance with contractual terms. This return accrues on a quarterly basis and adjusts the carrying value of the Class A Interests accordingly. Refer to Note 30, Subsequent events, for additional information.
At December 31, 2020, TC Energy had reclassified $630 million related to Class A Interests to Current liabilities on the Consolidated balance sheet to reflect the expectation that the Company would exercise its call right in January 2021 in accordance with contractual terms. Redeemable non-controlling interest in Current liabilities of $633 million also included $3 million of return accrued that was recorded in Interest expense in the Consolidated statement of income.
On January 4, 2021, the Company put in place a US$4.1 billion project-level credit facility to support construction of the Keystone XL pipeline, that is fully guaranteed by the Government of Alberta and non-recourse to the Company. The Company drew US$579 million on the credit facility on January 8, 2021, of which US$497 million was used to repurchase a majority of the Government of Alberta’s Class A Interests. The facility bears interest at a floating rate and matures in January 2024.
The changes in Redeemable non-controlling interest classified in mezzanine equity were as follows:

year ended December 31	2020
(millions of Canadian $)

Balance at beginning of year	—
Class A Interests issued	1,033
Net loss attributable to redeemable non-controlling interest[1]	(10)
Class A Interests transferred to Current liabilities	(630)
Balance at end of year	393
1Includes a return accrual and a foreign currency translation loss on Class A Interests, both of which were presented within Net income /(loss) attributable to non-controlling interests in the Consolidated statement of income.
Non-Controlling Interests
TC PipeLines, LP
During 2020 and 2019, the non-controlling interests in TC PipeLines, LP remained at 74.5 per cent and in 2018 ranged between 74.3 per cent and 74.5 per cent due to periodic issuances of common units in TC PipeLines, LP to third parties under an at-the-market issuance program. Refer to Note 28, Commitments, contingencies and guarantees, for additional information on the acquisition of common units of TC PipeLines, LP.
The Company's Non-controlling interests included on the Consolidated balance sheet were as follows:

at December 31	2020	2019
(millions of Canadian $)

Non-controlling interests in TC PipeLines, LP	1,682	1,634
TC Energy Consolidated Financial Statements 2020 | 161

The Company's Net income /(loss) attributable to non-controlling interests included in the Consolidated statement of income were as follows:

year ended December 31	2020	2019	2018
(millions of Canadian $)

Non-controlling interests in TC PipeLines, LP	307	293	(185)
Redeemable non-controlling interest	(10)	—	—
	297	293	(185)
21.  COMMON SHARES

	Number of Shares	Amount
	(thousands)	(millions of Canadian $)

Outstanding at January 1, 2018	881,376	21,167
At-the-market equity issuance program[1]	20,050	1,118
Dividend reinvestment and share purchase plan	15,937	855
Exercise of options	734	34
Outstanding at December 31, 2018	918,097	23,174
Dividend reinvestment and share purchase plan	15,165	931
Exercise of options	5,138	282
Outstanding at December 31, 2019	938,400	24,387
Exercise of options	1,664	101
Outstanding at December 31, 2020	940,064	24,488
1Net of issue costs and deferred income taxes.
Common Shares Issued and Outstanding
The Company is authorized to issue an unlimited number of common shares without par value.
TC Energy Corporation At-the-Market Equity Issuance Program
In June 2017, the Company established an At-the-Market Equity Issuance Program (ATM program) that allowed, from time to time, for the issuance of common shares from treasury at the prevailing market price when sold through the Toronto Stock Exchange, the New York Stock Exchange or any other existing trading market for TC Energy common shares in Canada or the United States. This ATM program was effective for a 25-month period and was utilized as appropriate to assist in managing the Company's capital structure. Under the initial ATM program, the Company could issue up to $1.0 billion in common shares or the U.S. dollar equivalent. In June 2018, the Company replenished the capacity available under the program which allowed for the issuance of additional common shares from treasury up to $1.0 billion for a revised aggregate total of $2.0 billion or the U.S. dollar equivalent.
In 2018, 20 million common shares were issued under the above ATM program at an average price of $56.13 per share for proceeds of $1.1 billion, net of approximately $10 million of related commissions and fees. In July 2019, this ATM program expired with no common shares issued under it in 2019.
On December 7, 2020, the Company established a new ATM program that allows for the issuance of up to $1.0 billion in common shares or the U.S. dollar equivalent under substantially similar terms and trading platforms. This ATM program is effective for a 25-month period and will be utilized as appropriate to assist in managing the Company's capital structure. No common shares were issued under this program in 2020.
162 | TC Energy Consolidated Financial Statements 2020

Dividend Reinvestment and Share Purchase Plan
Under the Company's Dividend Reinvestment and Share Purchase Plan (DRP), eligible holders of common and preferred shares of TC Energy can reinvest their dividends and make optional cash payments to obtain additional TC Energy common shares. From July 1, 2016 to October 31, 2019, common shares under the DRP were issued from treasury at a two per cent discount to market prices over a specified period.
Commencing with the dividends declared October 31, 2019, common shares purchased with reinvested cash dividends under the Company's DRP are acquired on the open market at 100 per cent of the weighted average purchase price.
Basic and Diluted Net Income per Common Share
Net income per common share is calculated by dividing Net income attributable to common shares by the weighted average number of common shares outstanding. The weighted average number of shares for the diluted earnings per share calculation includes options exercisable under TC Energy's Stock Option Plan and shares issuable under the DRP up to October 31, 2019 when participation was satisfied with common shares issued from treasury.

Weighted Average Common Shares Outstanding
(millions)	2020	2019	2018

Basic	940	929	902
Diluted	940	931	903
Stock Options

	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life (years)

Options outstanding at January 1, 2020	9,094	$55.77
Options granted	1,714	$75.06
Options exercised	(1,664)	$54.47
Options forfeited/expired	(148)	$63.95
Options Outstanding at December 31, 2020	8,996	$59.55	3.8
Options Exercisable at December 31, 2020	5,395	$55.74	2.8
At December 31, 2020, an additional 6,396,168 common shares were reserved for future issuance from treasury under TC Energy's Stock Option Plan. The contractual life of options granted is seven years. Options may be exercised at a price determined at the time the option is awarded and vest equally on the anniversary date in each of the three years following the award. Forfeiture of stock options results from their expiration and, if not previously vested, upon resignation or termination of the option holder's employment.
The Company used a binomial model for determining the fair value of options granted applying the following weighted average assumptions:

year ended December 31	2020	2019	2018

Weighted average fair value	$7.73	$6.37	$5.80
Expected life (years)[1]	5.7	5.7	5.7
Interest rate	1.5%	1.9%	2.1%
Volatility[2]	17%	19%	16%
Dividend yield	4.2%	5.0%	4.2%
1Expected life is based on historical exercise activity.
2Volatility is derived based on the average of both the historical and implied volatility of the Company's common shares.
TC Energy Consolidated Financial Statements 2020 | 163

The amount expensed for stock options, with a corresponding increase in Additional paid-in capital, was $12 million in 2020 (2019 – $13 million; 2018 – $13 million). At December 31, 2020, unrecognized compensation costs related to non-vested stock options were $14 million. The cost is expected to be fully recognized over a weighted average period of 1.7 years.
The following table summarizes additional stock option information:

year ended December 31	2020	2019	2018
(millions of Canadian $, unless otherwise noted)

Total intrinsic value of options exercised	31	75	10
Total fair value of options that have vested	101	143	101
Total options vested	2.0 million	2.1 million	2.1 million
As at December 31, 2020, the aggregate intrinsic value of the total options exercisable was $5 million and the aggregate intrinsic value of options outstanding was $5 million.
Shareholder Rights Plan
TC Energy's Shareholder Rights Plan is designed to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a takeover offer for the Company and to encourage the fair treatment of shareholders in connection with any such offer. Attached to each common share is one right that, under certain circumstances, entitles certain holders to purchase an additional common share of the Company.

164 | TC Energy Consolidated Financial Statements 2020

22.  PREFERRED SHARES

at December 31, 2020	Number of Shares Outstanding	Current Yield		Annual Dividend Per Share[1,2]	Redemption Price Per Share	Redemption and Conversion Option Date	Right to Convert Into	Carrying Value December 31[3]
								2020	2019	2018
	(thousands)							(millions of Canadian $)

Cumulative First Preferred Shares
Series 1	14,577	3.479%		$0.86975	$25.00	December 31, 2024	Series 2	360	360	233
Series 2	7,423	Floating	4	Floating	$25.00	December 31, 2024	Series 1	179	179	306
Series 3	9,997	1.694%	5	$0.4235	$25.00	June 30, 2025	Series 4	246	209	209
Series 4	4,003	Floating	4	Floating	$25.00	June 30, 2025	Series 3	97	134	134
Series 5	12,714	2.263%		$0.56575	$25.00	January 30, 2021	Series 6	310	310	310
Series 6	1,286	Floating	4	Floating	$25.00	January 30, 2021	Series 5	32	32	32
Series 7	24,000	3.903%	6	$0.97575	$25.00	April 30, 2024	Series 8	589	589	589
Series 9	18,000	3.762%	6	$0.9405	$25.00	October 30, 2024	Series 10	442	442	442
Series 11	10,000	3.351%	7	$0.83775	$25.00	November 28, 2025	Series 12	244	244	244
Series 13	20,000	5.50%		$1.375	$25.00	May 31, 2021	Series 14	493	493	493
Series 15	40,000	4.90%		$1.225	$25.00	May 31, 2022	Series 16	988	988	988
								3,980	3,980	3,980
1Each of the even-numbered series of preferred shares, if in existence, will be entitled to receive floating rate cumulative quarterly preferential dividends per share at an annualized rate equal to the 90-day Government of Canada Treasury bill rate (T-bill rate) plus 1.92 per cent (Series 2), 1.28 per cent (Series 4), 1.54 per cent (Series 6), 2.38 per cent (Series 8), 2.35 per cent (Series 10), 2.96 per cent (Series 12), 4.69 per cent (Series 14) or 3.85 per cent (Series 16). These rates reset quarterly with the then current T-Bill rate.
2The odd-numbered series of preferred shares, if in existence, will be entitled to receive fixed rate cumulative quarterly preferential dividends, which will reset on the redemption and conversion option date and every fifth year thereafter, at an annualized rate equal to the then five-year Government of Canada bond yield plus 1.92 per cent (Series 1), 1.28 per cent (Series 3), 1.54 per cent (Series 5), 2.38 per cent (Series 7), 2.35 per cent (Series 9), 2.96 per cent (Series 11), 4.69 per cent, subject to a minimum of 5.50 per cent (Series 13) or 3.85 per cent, subject to a minimum of 4.90 per cent (Series 15).
3Net of underwriting commissions and deferred income taxes.
4The floating quarterly dividend rate for the Series 2 preferred shares is 2.029 per cent for the period starting December 31, 2020 to, but excluding, March 31, 2021. The floating quarterly dividend rate for the Series 4 preferred shares is 1.389 per cent for the period starting December 31, 2020 to, but excluding, March 31, 2021. The floating quarterly dividend rate for the Series 6 preferred shares is 1.676 per cent for the period starting October 30, 2020 to, but excluding, January 30, 2021. These rates will reset each quarter going forward.
5The fixed rate dividend for Series 3 preferred shares decreased from 2.152 per cent to 1.694 per cent on June 30, 2020 and is due to reset on every fifth anniversary thereafter.
6No Series 7 or 9 preferred shares were converted on the April 30, 2019 or October 30, 2019 conversion option dates, respectively. The fixed rate dividend decreased for Series 7 from 4.00 per cent to 3.903 per cent on April 30, 2019 and for Series 9 from 4.250 per cent to 3.762 per cent on October 30, 2019, and are due to reset on every fifth anniversary thereafter.
7No Series 11 were converted on the November 30, 2020 conversion option date. The fixed rate dividend for Series 11 preferred shares decreased from 3.8 per cent to 3.351 per cent on November 30, 2020 and is due to reset on every fifth anniversary thereafter.
The holders of preferred shares are entitled to receive a fixed cumulative quarterly preferential dividend as and when declared by the Board with the exception of Series 2, Series 4 and Series 6 preferred shares. The holders of Series 2, Series 4 and Series 6 preferred shares are entitled to receive quarterly floating rate cumulative preferential dividends as and when declared by the Board. The holders will have the right, subject to certain conditions, to convert their first preferred shares of a specified series into first preferred shares of another specified series on the conversion option date and every fifth anniversary thereafter as indicated in the table above.
TC Energy may, at its option, redeem all or a portion of the outstanding preferred shares for the redemption price per share, plus all accrued and unpaid dividends on the applicable redemption option date and on every fifth anniversary thereafter. In addition, Series 2, Series 4 and Series 6 preferred shares are redeemable by TC Energy at any time other than on a designated date for $25.50 per share plus all accrued and unpaid dividends on such redemption date.
TC Energy Consolidated Financial Statements 2020 | 165

On June 30, 2020, 401,590 Series 3 preferred shares were converted, on a one-for-one basis, into Series 4 preferred shares and 1,865,362 Series 4 preferred shares were converted, on a one-for-one basis, into Series 3 preferred shares.
On December 31, 2019, 173,954 Series 1 preferred shares were converted, on a one-for-one basis, into Series 2 preferred shares and 5,252,715 Series 2 preferred shares were converted, on a one-for-one basis, into Series 1 preferred shares.
23.  OTHER COMPREHENSIVE (LOSS)/ INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS (AOCI)
Components of other comprehensive (loss)/ income, including the portion attributable to non-controlling interests and related tax effects, were as follows:

year ended December 31, 2020	Before Tax Amount	Income Tax Recovery/(Expense)	Net of Tax Amount
(millions of Canadian $)

Foreign currency translation losses on net investment in foreign operations	(647)	38	(609)
Change in fair value of net investment hedges	48	(12)	36
Change in fair value of cash flow hedges	(771)	188	(583)
Reclassification to net income of gains and losses on cash flow hedges	649	(160)	489
Unrealized actuarial gains and losses on pension and other post-retirement benefit plans	15	(3)	12
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	23	(6)	17
Other comprehensive loss on equity investments	(373)	93	(280)
Other Comprehensive Loss	(1,056)	138	(918)

year ended December 31, 2019	Before Tax Amount	Income Tax Recovery/(Expense)	Net of Tax Amount
(millions of Canadian $)

Foreign currency translation losses on net investment in foreign operations	(914)	(30)	(944)
Reclassification to net income of foreign currency translation gains on disposal of foreign operations	(13)	—	(13)
Change in fair value of net investment hedges	46	(11)	35
Change in fair value of cash flow hedges	(78)	16	(62)
Reclassification to net income of gains and losses on cash flow hedges	19	(5)	14
Unrealized actuarial gains and losses on pension and other post-retirement benefit plans	(15)	5	(10)
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	14	(4)	10
Other comprehensive loss on equity investments	(114)	32	(82)
Other Comprehensive Loss	(1,055)	3	(1,052)

year ended December 31, 2018	Before Tax Amount	Income Tax Recovery/(Expense)	Net of Tax Amount
(millions of Canadian $)

Foreign currency translation gains on net investment in foreign operations	1,323	35	1,358
Change in fair value of net investment hedges	(57)	15	(42)
Change in fair value of cash flow hedges	(14)	4	(10)
Reclassification to net income of gains and losses on cash flow hedges	27	(6)	21
Unrealized actuarial gains and losses on pension and other post-retirement benefit plans	(153)	39	(114)
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	20	(5)	15
Other comprehensive income on equity investments	113	(27)	86
Other Comprehensive Income	1,259	55	1,314
166 | TC Energy Consolidated Financial Statements 2020

The changes in AOCI by component were as follows:

	Currency Translation Adjustments	Cash Flow Hedges	Pension and Other Post-Retirement Benefit Plan Adjustments	Equity Investments	Total[1]

AOCI balance at January 1, 2018	(1,043)	(31)	(203)	(454)	(1,731)
Other comprehensive income /(loss) before reclassifications[2]	1,150	(9)	(114)	72	1,099
Amounts reclassified from AOCI	—	16	15	12	43
Net current period other comprehensive income /(loss)	1,150	7	(99)	84	1,142
Reclassification of AOCI to retained earnings resulting from U.S. Tax Reform	—	1	(12)	(6)	(17)
AOCI balance at December 31, 2018	107	(23)	(314)	(376)	(606)
Other comprehensive loss before reclassifications[2]	(824)	(49)	(10)	(86)	(969)
Amounts reclassified from AOCI	(13)	14	10	5	16
Net current period other comprehensive loss	(837)	(35)	—	(81)	(953)
AOCI balance at December 31, 2019	(730)	(58)	(314)	(457)	(1,559)
Other comprehensive (loss)/ income before reclassifications[2]	(543)	(567)	12	(292)	(1,390)
Amounts reclassified from AOCI[3]	—	482	17	11	510
Net current period other comprehensive (loss)/ income	(543)	(85)	29	(281)	(880)
AOCI balance at December 31, 2020	(1,273)	(143)	(285)	(738)	(2,439)
1All amounts are net of tax. Amounts in parentheses indicate losses recorded to OCI.
2In 2020, other comprehensive (loss)/ income before reclassifications on currency translation adjustments, cash flow hedges and equity investments are net of non-controlling interest losses of $30 million (2019 – $85 million losses; 2018 – $166 million gains), losses of $16 million (2019 – $13 million losses; 2018 – $1 million losses) and gains of $1 million (2019 – $1 million losses; 2018 – nil), respectively.
3Losses related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $37 million ($28 million, net of tax) at December 31, 2020. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.
TC Energy Consolidated Financial Statements 2020 | 167

Details about reclassifications out of AOCI into the Consolidated statement of income were as follows:

	Amounts Reclassified From AOCI			Affected Line Item in the Consolidated Statement of Income[1]
year ended December 31	2020	2019	2018
(millions of Canadian $)

Cash flow hedges
Commodities	(1)	(7)	(4)	Revenues (Power and Storage)
Interest rate	(28)	(12)	(18)	Interest expense
Interest rate	(613)	—	—	Net (loss)/ gain on assets sold/held for sale[2]
	(642)	(19)	(22)	Total before tax
	160	5	6	Income tax expense
	(482)	(14)	(16)	Net of tax[3]
Pension and other post-retirement benefit plan adjustments
Amortization of actuarial losses	(23)	(14)	(16)	Plant operating costs and other[4]
Settlement charge	—	—	(4)	Plant operating costs and other[4]
	(23)	(14)	(20)	Total before tax
	6	4	5	Income tax expense
	(17)	(10)	(15)	Net of tax
Equity investments
Equity income	(15)	(8)	(16)	Income from equity investments
	4	3	4	Income tax expense
	(11)	(5)	(12)	Net of tax[3]
Currency translation adjustments
Foreign currency translation gains on disposal of foreign operations	—	13	—	Net (loss)/ gain on assets sold/held for sale
	—	—	—	Income tax expense
	—	13	—	Net of tax
1Amounts in parentheses indicate expenses to the Consolidated statement of income.
2Represents a loss of $613 million ($459 million, net of tax) related to a contractually required derivative instrument used to hedge the interest rate risk associated with project-level financing of the Coastal GasLink construction. The derivative instrument was derecognized as part of the sale of a 65 per cent equity interest in Coastal GasLink LP. Refer to Note 27, Acquisitions and dispositions, for additional information.
3Amounts reclassified from AOCI on cash flow hedges and equity investments are net of non-controlling interest losses of $7 million (2019 – nil; 2018 – $5 million gains) and nil (2019 – nil; 2018 – $2 million gains), respectively.
4These AOCI components are included in the computation of net benefit cost. Refer to Note 24, Employee post-retirement benefits, for additional information.
168 | TC Energy Consolidated Financial Statements 2020

24.  EMPLOYEE POST-RETIREMENT BENEFITS
The Company sponsors DB Plans for certain of its employees. Pension benefits provided under the DB Plans are generally based on years of service and highest average earnings over three consecutive years of employment. Effective January 1, 2019, there were certain amendments made to the Canadian DB Plan for new members whereby, subsequent to that date, benefits provided for these new members are based on years of service and highest average earnings over five consecutive years of employment. Upon commencement of retirement, pension benefits in the Canadian DB Plan increase annually by a portion of the increase in the Consumer Price Index. The Company's U.S. DB Plan is closed to non-union new entrants and all non-union hires participate in the DC Plan. Net actuarial gains or losses are amortized out of AOCI over the EARSL of plan participants, which is approximately nine years at December 31, 2020 (2019 and 2018 – nine years).
The Company also provides its employees with savings plans in Canada and Mexico, DC Plans consisting of a 401(k) Plan in the U.S. and post-employment benefits other than pensions, including termination benefits and life insurance and medical benefits beyond those provided by government-sponsored plans. Net actuarial gains or losses for the plans are amortized out of AOCI over the EARSL of employees, which was approximately 11 years at December 31, 2020 (2019 – 11 years; 2018 – 12 years). In 2020, the Company expensed $58 million (2019 – $61 million; 2018 – $59 million) for the savings and DC Plans.
Total cash contributions by the Company for employee post-retirement benefits were as follows:

year ended December 31	2020	2019	2018
(millions of Canadian $)

DB Plans	124	122	103
Other post-retirement benefit plans	9	22	23
Savings and DC Plans	58	61	59
	191	205	185
Current Canadian pension legislation allows for partial funding of solvency requirements over a number of years through letters of credit in lieu of cash contributions, up to certain limits. As such, in addition to the cash contributions noted above, the Company provided a $13 million letter of credit to the Canadian DB Plan in 2020 (2019 – $12 million; 2018 – $17 million), resulting in a total of $302 million provided to the Canadian DB Plan under letters of credit at December 31, 2020.
The most recent actuarial valuation of the pension plans for funding purposes was as at January 1, 2020 and the next required valuation will be as at January 1, 2021.
In December 2018, the Company recorded a settlement resulting from lump sum payments made in 2018 to certain terminated non-union vested participants in the Company's U.S. DB Plan related to voluntary cash settlement options available to these participants. The impact of the settlement was determined using assumptions consistent with those employed at December 31, 2017. The settlement reduced the Company's U.S. DB Plan's unrealized actuarial losses by $4 million, which was included in OCI, and resulted in a settlement charge of $4 million which was recorded in net benefit costs in 2018. Effective December 1, 2018, the plan was amended to include this unlimited lump sum payment option for certain union employees who were not previously eligible.

TC Energy Consolidated Financial Statements 2020 | 169

The Company's funded status at December 31 was comprised of the following:

at December 31	Pension Benefit Plans		Other Post-Retirement Benefit Plans
(millions of Canadian $)	2020	2019	2020	2019

Change in Benefit Obligation[1]
Benefit obligation – beginning of year	4,058	3,653	427	430
Service cost	155	126	6	5
Interest cost	133	142	14	17
Employee contributions	6	5	—	—
Benefits paid	(249)	(213)	(21)	(24)
Actuarial loss	242	394	36	13
Foreign exchange rate changes	(19)	(49)	(5)	(14)
Benefit obligation – end of year	4,326	4,058	457	427
Change in Plan Assets
Plan assets at fair value – beginning of year	3,693	3,321	406	376
Actual return on plan assets	485	505	56	52
Employer contributions[2]	124	122	9	22
Employee contributions	6	5	—	—
Benefits paid	(249)	(212)	(21)	(24)
Foreign exchange rate changes	(21)	(48)	(9)	(20)
Plan assets at fair value – end of year	4,038	3,693	441	406
Funded Status – Plan Deficit	(288)	(365)	(16)	(21)
1The benefit obligation for the Company’s pension benefit plans represents the projected benefit obligation. The benefit obligation for the Company’s other post-retirement benefit plans represents the accumulated post-retirement benefit obligation.
2Excludes a $13 million letter of credit provided to the Canadian DB Plan for funding purposes (2019 – $12 million).
The actuarial loss realized on the defined benefit plan obligation is primarily attributable to a decrease in the weighted average discount rate from 3.20 per cent in 2019 to 2.70 per cent in 2020.
The actuarial loss realized on the other post-retirement benefit plan obligation is primarily due to the decrease in the weighted average discount rate from 3.35 per cent in 2019 to 2.75 per cent in 2020.
The amounts recognized on the Company's Consolidated balance sheet for its DB Plans and other post-retirement benefits plans were as follows:

at December 31	Pension Benefit Plans		Other Post-Retirement Benefit Plans
(millions of Canadian $)	2020	2019	2020	2019

Other long-term assets (Note 13)	29	—	178	162
Accounts payable and other	—	—	(8)	(8)
Other long-term liabilities (Note 16)	(317)	(365)	(186)	(175)
	(288)	(365)	(16)	(21)
170 | TC Energy Consolidated Financial Statements 2020

Included in the above benefit obligation and fair value of plan assets were the following amounts for plans that were not fully funded:

at December 31	Pension Benefit Plans		Other Post-Retirement Benefit Plans
(millions of Canadian $)	2020	2019	2020	2019

Projected benefit obligation[1]	(3,292)	(4,058)	(194)	(182)
Plan assets at fair value	2,975	3,693	—	—
Funded Status – Plan Deficit	(317)	(365)	(194)	(182)
1The projected benefit obligation for the pension benefit plans differs from the accumulated benefit obligation in that it includes an assumption with respect to future compensation levels.
The funded status based on the accumulated benefit obligation for all DB Plans was as follows:

at December 31	2020	2019
(millions of Canadian $)

Accumulated benefit obligation	(3,957)	(3,719)
Plan assets at fair value	4,038	3,693
Funded Status – Plan Surplus /(Deficit)	81	(26)
Included in the above accumulated benefit obligation and fair value of plan assets are the following amounts in respect of DB Plans that were not fully funded:

at December 31
(millions of Canadian $)	2020[1]	2019

Accumulated benefit obligation	—	(2,397)
Plan assets at fair value	—	2,351
Funded Status – Plan Deficit	—	(46)
1The Company's DB Plans with respect to the accumulated benefit obligation and fair value of plan assets were fully funded at December 31, 2020.
The Company pension plans' weighted average asset allocations and target allocations by asset category were as follows:

	Percentage of Plan Assets		Target Allocations
at December 31	2020	2019	2020

Debt securities	33%	32%	25% to 45%
Equity securities	57%	58%	35% to 65%
Alternatives	10%	10%	10% to 20%
	100%	100%
Debt and equity securities include the Company's debt and common shares as follows:

at December 31			Percentage of Plan Assets
(millions of Canadian $)	2020	2019	2020	2019

Debt securities	13	9	0.3%	0.2%
Equity securities	5	15	0.1%	0.4%
Pension plan assets are managed on a going concern basis, subject to legislative restrictions, and are diversified across asset classes to maximize returns at an acceptable level of risk. Asset mix strategies consider plan demographics and may include traditional equity and debt securities as well as alternative assets such as infrastructure, private equity, real estate and derivatives to diversify risk. Derivatives are not used for speculative purposes and the use of leveraged derivatives is prohibited.
TC Energy Consolidated Financial Statements 2020 | 171

All investments are measured at fair value using market prices. Where the fair value cannot be readily determined by reference to generally available price quotations, the fair value is determined by considering the discounted cash flows on a risk-adjusted basis and by comparison to similar assets which are publicly traded. In Level I, the fair value of assets is determined by reference to quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date. In Level II, the fair value of assets is determined using valuation techniques such as option pricing models and extrapolation using significant inputs which are observable directly or indirectly. In Level III, the fair value of assets is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement.
The following table presents plan assets for DB Plans and other post-retirement benefits measured at fair value, which have been categorized into the three categories based on a fair value hierarchy. For additional information on the fair value hierarchy, refer to Note 25, Risk management and financial instruments.

at December 31	Quoted Prices in Active Markets (Level I)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Total		Percentage of Total Portfolio
(millions of Canadian $)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Asset Category
Cash and Cash Equivalents	87	58	—	—	—	—	87	58	2	1
Equity Securities:
Canadian	276	402	177	189	—	—	453	591	10	14
U.S.	594	523	211	156	—	—	805	679	18	17
International	114	46	380	320	—	—	494	366	11	9
Global	116	136	368	297	—	—	484	433	11	11
Emerging	35	8	125	126	—	—	160	134	4	3
Fixed Income Securities:
Canadian Bonds:
Federal	—	—	207	198	—	—	207	198	5	5
Provincial	—	—	283	246	—	—	283	246	6	6
Municipal	—	—	13	12	—	—	13	12	—	—
Corporate	—	—	151	125	—	—	151	125	3	3
U.S. Bonds:
Federal	444	421	14	7	—	—	458	428	10	11
Municipal	—	—	2	1	—	—	2	1	—	—
Corporate	72	67	143	120	—	—	215	187	5	5
International:
Government	8	7	6	4	—	—	14	11	—	—
Corporate	—	—	48	52	—	—	48	52	1	1
Mortgage backed	47	46	4	7	—	—	51	53	1	1
Other Investments:
Real estate	—	—	—	—	213	196	213	196	5	5
Infrastructure	—	—	—	—	203	181	203	181	5	4
Private equity funds	—	—	—	—	1	2	1	2	—	—
Derivatives	—	—	(8)	—	—	—	(8)	—	—	—
Funds held on deposit	145	146	—	—	—	—	145	146	3	4
	1,938	1,860	2,124	1,860	417	379	4,479	4,099	100	100
172 | TC Energy Consolidated Financial Statements 2020

The following table presents the net change in the Level III fair value category:

(millions of Canadian $, pre-tax)

Balance at December 31, 2018	362
Purchases and sales	35
Realized and unrealized losses	(18)
Balance at December 31, 2019	379
Purchases and sales	42
Realized and unrealized losses	(4)
Balance at December 31, 2020	417
The Company's expected funding contributions in 2021 are approximately $128 million for the DB Plans, approximately $6 million for the other post-retirement benefit plans and approximately $59 million for the savings plans and DC Plans. The Company expects to provide an additional estimated $13 million letter of credit to the Canadian DB Plan for the funding of solvency requirements.
The following are estimated future benefit payments, which reflect expected future service:

(millions of Canadian $)	Pension Benefits	Other Post-Retirement Benefits

2021	208	25
2022	210	25
2023	213	25
2024	215	25
2025	217	25
2026 to 2030	1,115	120
The rate used to discount pension and other post-retirement benefit plan obligations was developed based on a yield curve of primarily corporate AA bond yields at December 31, 2020. This yield curve is used to develop spot rates that vary based on the duration of the obligations. The estimated future cash flows for the pension and other post-retirement benefit obligations were matched to the corresponding rates on the spot rate curve to derive a weighted average discount rate.
The significant weighted average actuarial assumptions adopted in measuring the Company's benefit obligations were as follows:

	Pension Benefit Plans		Other Post-Retirement Benefit Plans
at December 31	2020	2019	2020	2019

Discount rate	2.70%	3.20%	2.75%	3.35%
Rate of compensation increase	2.60%	3.00%	—	—
The significant weighted average actuarial assumptions adopted in measuring the Company's net benefit plan costs were as follows:

	Pension Benefit Plans			Other Post-Retirement Benefit Plans
year ended December 31	2020	2019	2018	2020	2019	2018

Discount rate	3.20%	3.90%	3.60%	3.35%	4.10%	3.70%
Expected long-term rate of return on plan assets	6.40%	6.60%	6.70%	3.50%	4.30%	4.00%
Rate of compensation increase	3.00%	3.00%	3.00%	—	—	—
TC Energy Consolidated Financial Statements 2020 | 173

The overall expected long-term rate of return on plan assets is based on historical and projected rates of return for the portfolio in aggregate and for each asset class in the portfolio. Assumed projected rates of return are selected after analyzing historical experience and estimating future levels and volatility of returns. Asset class benchmark returns, asset mix and anticipated benefit payments from plan assets are also considered in determining the overall expected rate of return. The discount rate is based on market interest rates of high-quality bonds that match the timing and benefits expected to be paid under each plan.
A 6.30 per cent weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2021 measurement purposes. The rate was assumed to decrease gradually to 4.80 per cent by 2028 and remain at this level thereafter.
The net benefit cost recognized for the Company’s pension benefit plans and other post-retirement benefit plans was as follows:

at December 31	Pension Benefit Plans			Other Post-Retirement Benefit Plans
(millions of Canadian $)	2020	2019	2018	2020	2019	2018

Service cost[1]	155	126	121	6	5	4
Other components of net benefit cost[1]
Interest cost	133	142	134	14	17	14
Expected return on plan assets	(230)	(222)	(221)	(14)	(15)	(16)
Amortization of actuarial loss	21	12	15	2	2	1
Amortization of regulatory asset	25	14	18	2	2	—
Settlement charge – AOCI	—	—	4	—	—	—
	(51)	(54)	(50)	4	6	(1)
Net Benefit Cost Recognized	104	72	71	10	11	3
1    Service cost and other components of net benefit cost are included in Plant operating costs and other in the Consolidated statement of income.
Pre-tax amounts recognized in AOCI were as follows:

	2020		2019		2018
at December 31	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits
(millions of Canadian $)

Net loss	358	22	398	20	364	53
Pre-tax amounts recognized in OCI were as follows:

	2020		2019		2018
at December 31	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits
(millions of Canadian $)

Amortization of net loss from AOCI to net income	(21)	(2)	(12)	(2)	(15)	(1)
Settlement	—	—	—	—	(4)	—
Funded status adjustment	(18)	3	52	(37)	110	43
	(39)	1	40	(39)	91	42
174 | TC Energy Consolidated Financial Statements 2020

25.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Risk Management Overview
TC Energy has exposure to market risk and counterparty credit risk, and has strategies, policies and limits in place to manage the impact of these risks on earnings, cash flows and, ultimately, shareholder value.
Risk management strategies, policies and limits are designed to ensure TC Energy's risks and related exposures are in line with the Company's business objectives and risk tolerance. Market risk and counterparty credit risk are managed within limits that are established by the Company's Board of Directors, implemented by senior management and monitored by the Company's risk management and internal audit groups. The Board of Directors' Audit Committee oversees how management monitors compliance with market risk and counterparty credit risk management policies and procedures and oversees management's review of the adequacy of the risk management framework.
Market Risk
The Company constructs and invests in energy infrastructure projects, purchases and sells commodities, issues short-term and long-term debt, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange rates and interest rates, which may affect the Company's earnings and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts the Company uses to assist in managing exposure to market risk may include the following:
•Forwards and futures contracts – agreements to purchase or sell a specific financial instrument or commodity at a specified price and date in the future
•Swaps – agreements between two parties to exchange streams of payments over time according to specified terms
•Options – agreements that convey the right, but not the obligation of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity price risk
The following strategies may be used to manage exposure to commodity price risk in the Company's non-regulated businesses:
•in the Company's natural gas marketing business, TC Energy enters into natural gas transportation and storage contracts as well as natural gas purchase and sale agreements. The Company manages exposure on these contracts using financial instruments and hedging activities to offset market price volatility
•in the Company's liquids marketing business, TC Energy enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements. The Company fixes a portion of the exposure on these contracts by entering into financial instruments to manage variable price fluctuations that arise from physical liquids transactions
•in the Company's power generation business, TC Energy manages the exposure to fluctuating commodity prices through long-term contracts and hedging activities including selling and purchasing power and natural gas in forward markets
•in the Company's non-regulated natural gas storage business, TC Energy's exposure to seasonal natural gas price spreads is managed with a portfolio of third-party storage capacity contracts and through offsetting purchases and sales of natural gas in forward markets to lock in future positive margins.
In May 2019, TC Energy sold its remaining U.S. Power marketing contracts completing the divestiture of its U.S. Northeast power business which began in 2017, greatly reducing its exposure to electricity price risk.
Interest rate risk
TC Energy utilizes short-term and long-term debt to finance its operations which exposes the Company to interest rate risk. TC Energy typically pays fixed rates of interest on its long-term debt and floating rates on its commercial paper programs and amounts drawn on its credit facilities. A small portion of TC Energy's long-term debt bears interest at floating rates. In addition, the Company is exposed to interest rate risk on financial instruments and contractual obligations containing variable interest rate components. The Company actively manages its interest rate risk using interest rate derivatives.
Many of TC Energy's financial instruments and contractual obligations with variable rate components reference LIBOR, of which certain rate settings may cease to be published at the end of 2021 with full cessation expected by mid-2023. The Company continues to monitor developments and is preparing to address any necessary system and contractual changes while assessing the adoption of the standard market proposed reference rates.
TC Energy Consolidated Financial Statements 2020 | 175

Foreign exchange risk
TC Energy generates revenues and incurs expenses and capital expenditures that are denominated in currencies other than Canadian dollars. As a result, the Company's earnings and cash flows are exposed to currency fluctuations.
A significant portion of TC Energy's businesses generate earnings in U.S. dollars, but since the Company reports its financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect its net income. As the Company's U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of this risk is offset by interest expense on U.S. dollar-denominated debt. The balance of the exposure is actively managed on a rolling two-year basis using foreign exchange derivatives, however, the natural exposure beyond that period remains.
A small portion of the Company's Mexico Natural Gas Pipelines monetary assets and liabilities are peso-denominated, while the functional currency for our Mexico operations is U.S. dollars. These peso-denominated balances are revalued to U.S. dollars and, as a result, changes in the value of the Mexican peso against the U.S. dollar can affect the Company's net income. This exposure is managed using foreign exchange derivatives.
Net investment hedges
The Company hedges a portion of its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency swaps and foreign exchange options.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	2020		2019
at December 31	Fair Value[1,2]	Notional Amount	Fair Value[1,2]	Notional Amount
(millions of Canadian $, unless otherwise noted)

U.S. dollar foreign exchange options (maturing 2021)	45	US 2,200	10	US 3,000
U.S. dollar cross-currency interest rate swaps (maturing 2022 to 2025)[3]	23	US 400	3	US 100
	68	US 2,600	13	US 3,100
1Fair value equals carrying value.
2No amounts have been excluded from the assessment of hedge effectiveness.
3In 2020, Net income includes net realized gains of $1 million (2019 – nil) related to the interest component of cross-currency swap settlements which are reported within Interest expense.
The notional amounts and fair value of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

at December 31	2020	2019
(millions of Canadian $, unless otherwise noted)

Notional amount	27,700 (US 21,800)	29,300 (US 22,600)
Fair value	33,800 (US 26,500)	33,400 (US 25,700)
Counterparty Credit Risk
TC Energy's exposure to counterparty credit risk consists of its cash and cash equivalents, accounts receivable, available-for-sale assets, the fair value of derivative assets and loans receivable.
The sustained impact of the COVID-19 pandemic and related global energy demand and supply disruption continues to contribute to market uncertainty impacting a number of TC Energy's customers. While the majority of the Company's credit exposure is to large creditworthy entities, TC Energy has increased its monitoring of and communication with those counterparties experiencing greater financial pressures due to recent market events.

176 | TC Energy Consolidated Financial Statements 2020

At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce TC Energy's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies together with the utilization of contractually-based financial assurances
•current regulatory frameworks governing certain TC Energy operations
•competitive position of the Company's assets and the demand for the Company's services, and
•potential recovery of unpaid amounts through bankruptcy and similar proceedings.
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At December 31, 2020 and 2019, there were no significant credit losses, no significant credit risk concentrations and no significant amounts past due or impaired.
TC Energy has significant credit and performance exposure to financial institutions because they hold cash deposits and provide committed credit lines and letters of credit that help manage the Company's exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets.
Fair Value of Non-Derivative Financial Instruments
Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Other current assets, Loan receivable from affiliate, Restricted investments, Other long-term assets, Notes payable, Accounts payable and other, Redeemable non-controlling interest, Dividends payable, Accrued interest and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy, except for the Company's LMCI equity securities which are classified in Level I.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance Sheet Presentation of Non-Derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	2020		2019
at December 31	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(millions of Canadian $)

Long-term debt, including current portion[1,2] (Note 18)	(36,885)	(46,054)	(36,985)	(43,187)
Junior subordinated notes (Note 19)	(8,498)	(8,908)	(8,614)	(8,777)
	(45,383)	(54,962)	(45,599)	(51,964)
1Long-term debt is recorded at amortized cost, except for US$200 million at December 31, 2019 that was attributed to hedged risk and recorded at fair value.
2Net income in 2020 included unrealized losses of nil (2019 – losses of $3 million) for fair value adjustments attributable to the hedged interest rate risk associated with interest rate swap fair value hedging relationships on US$200 million of long-term debt that matured in March 2020 (2019 – US$200 million). There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.
TC Energy Consolidated Financial Statements 2020 | 177

Available-for-Sale Assets Summary
The following tables summarize additional information about the Company's restricted investments that were classified as available-for-sale assets:

	2020		2019
at December 31	LMCI Restricted Investments	Other Restricted Investments[1]	LMCI Restricted Investments	Other Restricted Investments[1]
(millions of Canadian $)

Fair value of fixed income securities[2,3]
Maturing within 1 year	—	17	—	6
Maturing within 1-5 years	—	66	26	100
Maturing within 5-10 years	985	—	801	—
Maturing after 10 years	85	—	61	—
Fair value of equity securities[2,4]	736	—	556	—
	1,806	83	1,444	106
1Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
2Available-for-sale assets are recorded at fair value and included in Other current assets and Restricted investments on the Company's Consolidated balance sheet.
3Classified in Level II of the fair value hierarchy.
4Classified in Level I of the fair value hierarchy.

	2020		2019		2018
year ended December 31 (millions of Canadian $)	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]

Net unrealized gains	130	1	32	3	11	—
Net realized gains /(losses)[3]	20	1	60	—	(4)	—
1Gains and losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses as regulatory assets or liabilities.
2Gains and losses on other restricted investments are included in Interest income and other in the Company's Consolidated statement of income.
3Realized gains and losses on the sale of LMCI restricted investments are determined using the average cost basis.
Fair Value of Derivative Instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses year-end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of RRA, including those that qualify for hedge accounting treatment, are expected to be recovered or refunded through the tolls charged by the Company. As a result, these gains and losses are deferred as regulatory assets or regulatory liabilities and are refunded to or collected from the ratepayers in subsequent years when the derivative settles.
178 | TC Energy Consolidated Financial Statements 2020

Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of derivative instruments as at December 31, 2020 was as follows:

at December 31, 2020	Cash Flow Hedges	Net Investment Hedges	Held for Trading	Total Fair Value of Derivative Instruments[1]
(millions of Canadian $)

Other current assets (Note 6)
Commodities[2]	—	—	13	13
Foreign exchange	—	47	175	222
	—	47	188	235
Other long-term assets (Note 13)
Foreign exchange	—	22	19	41
	—	22	19	41
Total Derivative Assets	—	69	207	276

Accounts payable and other (Note 15)
Commodities[2]	(8)	—	(32)	(40)
Foreign exchange	—	(1)	(10)	(11)
Interest rate[3]	(21)	—	—	(21)
	(29)	(1)	(42)	(72)
Other long-term liabilities (Note 16)
Commodities[2]	(6)	—	(4)	(10)
Interest rate[3]	(49)	—	—	(49)
	(55)	—	(4)	(59)
Total Derivative Liabilities	(84)	(1)	(46)	(131)
Total Derivatives	(84)	68	161	145
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas and liquids.
3For the year ended December 31, 2020, a $130 million payment to settle a loss on financial instruments was included in Net cash (used in)/ provided by financing activities in the Consolidated statement of cash flows.

TC Energy Consolidated Financial Statements 2020 | 179

The balance sheet classification of the fair value of derivative instruments as at December 31, 2019 was as follows:

at December 31, 2019	Cash Flow Hedges	Fair Value Hedges	Net Investment Hedges	Held for Trading	Total Fair Value of Derivative Instruments[1]
(millions of Canadian $)

Other current assets (Note 6)
Commodities[2]	—	—	—	118	118
Foreign exchange	—	—	10	61	71
Interest rate	—	1	—	—	1
	—	1	10	179	190
Other long-term assets (Note 13)
Foreign exchange	—	—	5	—	5
Interest rate	2	—	—	—	2
	2	—	5	—	7
Total Derivative Assets	2	1	15	179	197

Accounts payable and other (Note 15)
Commodities[2]	(4)	—	—	(104)	(108)
Foreign exchange	—	—	(1)	(3)	(4)
Interest rate	(3)	—	—	—	(3)
	(7)	—	(1)	(107)	(115)
Other long-term liabilities (Note 16)
Commodities[2]	(6)	—	—	(11)	(17)
Foreign exchange	—	—	(1)	—	(1)
Interest rate	(63)	—	—	—	(63)
	(69)	—	(1)	(11)	(81)
Total Derivative Liabilities	(76)	—	(2)	(118)	(196)
Total Derivatives	(74)	1	13	61	1
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas and liquids.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Derivatives in fair value hedging relationships
The following table details amounts recorded on the Consolidated balance sheet in relation to cumulative adjustments for fair value hedges included in the carrying amount of the hedged liabilities:

at December 31	Carrying amount		Fair value hedging adjustments[1]
(millions of Canadian $)	2020	2019	2020	2019

Long-term debt	—	(260)	—	(1)
1At December 31, 2020 and 2019, adjustments for discontinued hedging relationships included in these balances were nil.
180 | TC Energy Consolidated Financial Statements 2020

Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations was as follows:

at December 31, 2020	Power	Natural Gas	Liquids	Foreign Exchange	Interest Rate

Purchases[1]	185	13	26	—	—
Sales[1]	1,786	14	30	—	—
Millions of U.S. dollars	—	—	—	4,432	1,100
Millions of Mexican pesos	—	—	—	1,700	—
Maturity dates	2021-2025	2021-2027	2021	2021-2022	2022-2026
1Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.

at December 31, 2019	Power	Natural Gas	Liquids	Foreign Exchange	Interest Rate

Purchases[1]	492	14	39	—	—
Sales[1]	2,089	22	53	—	—
Millions of U.S. dollars	—	—	—	3,153	1,600
Millions of Mexican pesos	—	—	—	800	—
Maturity dates	2020-2024	2020-2027	2020	2020	2020-2030
1Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.
Unrealized and Realized (Losses)/ Gains on Derivative Instruments
The following summary does not include hedges of the net investment in foreign operations:

year ended December 31	2020	2019	2018
(millions of Canadian $)

Derivative instruments held for trading[1]
Amount of unrealized (losses)/ gains in the year
Commodities	(23)	(111)	28
Foreign exchange	126	245	(248)
Amount of realized gains /(losses) in the year
Commodities	183	378	351
Foreign exchange	(33)	(70)	(24)
Derivative instruments in hedging relationships[2]
Amount of realized gains /(losses) in the year
Commodities	6	(6)	(1)
Interest rate	(16)	2	(1)
1Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains and losses on foreign exchange held-for-trading derivative instruments are included on a net basis in Interest income and other.
2In 2020, 2019 and 2018, there were no gains or losses included in Net Income relating to discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.
TC Energy Consolidated Financial Statements 2020 | 181

Derivatives in cash flow hedging relationships
The components of OCI (Note 23) related to the change in fair value of derivatives in cash flow hedging relationships before tax and including the portion attributable to non-controlling interests were as follows:

year ended December 31	2020	2019	2018
(millions of Canadian $, pre-tax)

Change in fair value of derivative instruments recognized in OCI[1]
Commodities	(5)	(15)	(1)
Interest rate	(766)	(63)	(13)
	(771)	(78)	(14)
1No amounts have been excluded from the assessment of hedge effectiveness. Amounts in parentheses indicate losses recorded to OCI and AOCI.
Effect of fair value and cash flow hedging relationships
The following table details amounts presented in the Consolidated statement of income in which the effects of fair value or cash flow hedging relationships were recorded:

year ended December 31	2020	2019	2018
(millions of Canadian $)

Fair Value Hedges
Interest rate contracts[1]
Hedged items	(3)	(19)	(71)
Derivatives designated as hedging instruments	1	1	(4)
Cash Flow Hedges
Reclassification of losses on derivative instruments from AOCI to net income[2,3]
Interest rate contracts[1]	(648)	(12)	(22)
Commodity contracts[4]	(1)	(7)	(5)
1Presented within Interest expense in the Consolidated statement of income, except for a loss of $613 million related to a contractually required derivative instrument used to hedge the interest rate risk associated with project-level financing for the Coastal GasLink construction. This derivative instrument was derecognized as part of the sale of a 65 per cent equity interest in Coastal GasLink LP. The loss is included in Net (loss)/ gain on assets sold/held for sale. Refer to Note 27, Acquisitions and dispositions, for additional information.
2Refer to Note 23, Other comprehensive (loss)/ income and accumulated other comprehensive loss, for the components of OCI related to derivatives in cash flow hedging relationships including the portion attributable to non-controlling interests.
3There are no amounts recognized in earnings that were excluded from effectiveness testing.
4Presented within Revenues (Power and Storage) in the Consolidated statement of income.
182 | TC Energy Consolidated Financial Statements 2020

Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TC Energy has no master netting agreements, however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Consolidated balance sheet. The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at December 31, 2020	Gross Derivative Instruments	Amounts Available for Offset[1]	Net Amounts
(millions of Canadian $)

Derivative instrument assets
Commodities	13	(7)	6
Foreign exchange	263	(11)	252
	276	(18)	258
Derivative instrument liabilities
Commodities	(50)	7	(43)
Foreign exchange	(11)	11	—
Interest rate	(70)	—	(70)
	(131)	18	(113)
1Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2019	Gross Derivative Instruments	Amounts Available for Offset[1]	Net Amounts
(millions of Canadian $)

Derivative instrument assets
Commodities	118	(76)	42
Foreign exchange	76	(5)	71
Interest rate	3	(1)	2
	197	(82)	115
Derivative instrument liabilities
Commodities	(125)	76	(49)
Foreign exchange	(5)	5	—
Interest rate	(66)	1	(65)
	(196)	82	(114)
1Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $54 million and letters of credit of $15 million at December 31, 2020 (2019 – $58 million and $25 million, respectively) to its counterparties. At December 31, 2020, the Company held no cash collateral and no letters of credit (2019 – nil and nil, respectively) from counterparties on asset exposures.
Credit-risk-related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.
TC Energy Consolidated Financial Statements 2020 | 183

Based on contracts in place and market prices at December 31, 2020, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $4 million (2019 – $4 million), for which the Company has provided no collateral in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on December 31, 2020, the Company would have been required to provide collateral equal to the fair value of the related derivative instruments discussed above. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
The Company has sufficient liquidity in the form of cash and undrawn committed revolving credit facilities to meet these contingent obligations should they arise.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How fair value has been determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.

Level II
This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.
Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

Level III
This category mainly includes long-dated commodity transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, if not available, long-term broker quotes to estimate the fair value for these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, were categorized as follows:

at December 31, 2020	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)[1]	Significant Unobservable Inputs (Level III)[1]	Total
(millions of Canadian $)

Derivative instrument assets
Commodities	3	10	—	13
Foreign exchange	—	263	—	263
Derivative instrument liabilities
Commodities	(15)	(31)	(4)	(50)
Foreign exchange	—	(11)	—	(11)
Interest rate	—	(70)	—	(70)
	(12)	161	(4)	145
1There were no transfers from Level II to Level III for the year ended December 31, 2020.

184 | TC Energy Consolidated Financial Statements 2020

at December 31, 2019	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)[1]	Significant Unobservable Inputs (Level III)[1]	Total
(millions of Canadian $)

Derivative instrument assets
Commodities	81	37	—	118
Foreign exchange	—	76	—	76
Interest rate	—	3	—	3
Derivative instrument liabilities
Commodities	(77)	(41)	(7)	(125)
Foreign exchange	—	(5)	—	(5)
Interest rate	—	(66)	—	(66)
	4	4	(7)	1
1There were no transfers from Level II to Level III for the year ended December 31, 2019.
The following table presents the net change in fair value of derivative assets and liabilities classified in Level III of the fair value hierarchy:

(millions of Canadian $, pre-tax)	2020	2019

Balance at beginning of year	(7)	(4)
Transfers out of Level III	—	4
Total gains /(losses) included in Net income	3	(3)
Total losses included in OCI	—	(4)
Balance at end of year[1]	(4)	(7)
1Revenues include unrealized gains of $3 million attributed to derivatives in the Level III category that were still held at December 31, 2020 (2019 – unrealized losses of $3 million).
26.  CHANGES IN OPERATING WORKING CAPITAL

year ended December 31	2020	2019	2018
(millions of Canadian $)

Decrease /(increase) in Accounts receivable	129	31	(69)
Increase in Inventories	(55)	(42)	(49)
(Increase)/ decrease in Other current assets	(221)	(15)	45
(Decrease)/ increase in Accounts payable and other	(162)	352	(70)
(Decrease)/ increase in Accrued interest	(18)	(33)	41
(Increase)/ Decrease in Operating Working Capital	(327)	293	(102)

TC Energy Consolidated Financial Statements 2020 | 185

27.  ACQUISITIONS AND DISPOSITIONS
Canadian Natural Gas Pipelines
Coastal GasLink LP
On May 22, 2020, TC Energy completed the sale of a 65 per cent equity interest in Coastal GasLink LP to third parties for net proceeds of $656 million before post-closing adjustments resulting in a pre-tax gain of $364 million ($402 million after tax). The pre-tax gain includes $231 million related to the required remeasurement of the Company’s retained 35 per cent equity interest to fair value which was based on the proceeds realized for the 65 per cent equity interest, and also incorporates the reclassification from AOCI to income of the fair value of a derivative instrument used to hedge the interest rate risk associated with project-level financing for the Coastal GasLink construction. The $402 million after-tax gain also reflects the utilization of previously unrecognized tax loss benefits. The pre-tax gain is included in Net (loss)/ gain on assets sold/held for sale in the Consolidated statement of income. As part of this transaction, TC Energy has been contracted by Coastal GasLink LP to construct and operate the pipeline. TC Energy uses the equity method to account for its remaining 35 per cent equity interest in the Company's consolidated financial statements.
In conjunction with the equity sale, Coastal GasLink LP entered into secured long-term project financing credit facilities with a current total capacity of $6.8 billion to fund the majority of the construction costs of Coastal GasLink. Immediately preceding the equity sale, Coastal GasLink LP drew down $1.6 billion on the facilities, of which approximately $1.5 billion was paid to TC Energy.
Along with this sale, TC Energy has provided an opportunity to the 20 First Nations that have executed agreements with Coastal GasLink LP to invest in the project through an option to acquire a 10 per cent equity interest.
U.S. Natural Gas Pipelines
Columbia Midstream Assets
In August 2019, TC Energy completed the sale of certain Columbia Midstream assets to a third party for approximately US$1.3 billion before post-closing adjustments.
The Company recorded a pre-tax gain on sale of $21 million ($152 million after-tax loss) including the impact of $4 million of foreign currency translation gains that were reclassified from AOCI to net income and the release of $595 million of Columbia goodwill allocated to these assets that is not deductible for income tax purposes. The pre-tax gain is included in Net (loss)/ gain on assets sold/held for sale in the Consolidated statement of income. This sale did not include any interest in Columbia Energy Ventures Company, the Company's minerals business in the Appalachian basin.
In 2020, upon finalizing its 2019 annual tax returns for its U.S. operations, the Company recorded an $18 million income tax recovery related to the sale.
Columbia Pipeline Group, Inc.
At the time of the July 2016 acquisition of Columbia, certain Columbia shareholders dissented from the transaction and did not tender their shares. In October 2019, TC Energy made a payment to the dissenting Columbia shareholders in the amount of $373 million (US$284 million), representing the appraised value of their shares pursuant to a court decision, which affirmed the original Columbia share purchase price of US$25.50 per share plus accrued interest.
Liquids Pipelines
Northern Courier
In July 2019, TC Energy completed the sale of an 85 per cent equity interest in Northern Courier pipeline to a third party for gross proceeds of $144 million before post-closing adjustments resulting in a pre-tax gain of $69 million after recording the Company’s remaining 15 per cent interest at fair value. The pre-tax gain is included in Net (loss)/ gain on assets sold/held for sale in the Consolidated statement of income. On an after-tax basis, the gain of $115 million reflects the utilization of previously unrecognized tax loss benefits. Preceding the equity sale, Northern Courier pipeline issued $1.0 billion of long-term, non-recourse debt with all proceeds paid to TC Energy.
TC Energy remains the operator of the Northern Courier pipeline and uses the equity method to account for its remaining 15 per cent interest in the Company’s consolidated financial statements.
186 | TC Energy Consolidated Financial Statements 2020

Power and Storage
TransCanada Turbines Ltd.
On November 13, 2020, TC Energy acquired the remaining 50 per cent ownership interest in TransCanada Turbines Ltd. (TC Turbines) for cash consideration of US$67 million. TC Turbines provides industrial gas turbine maintenance, parts, repair and overhaul services. The acquisition was accounted for as a business combination and the evaluation of assigned fair value of acquired assets and liabilities did not result in recognition of goodwill. TC Energy previously accounted for its 50 per cent interest in TC Turbines as an equity investment but commenced full consolidation of TC Turbines as of the date of acquisition, which did not have a material impact on Revenues and Net income of the Company. In addition, the pro forma incremental impact on the Company’s Revenues and Net income for each of the periods presented was not material.
Ontario natural gas-fired power plants
On April 29, 2020, the Company completed the sale of the Halton Hills and Napanee power plants as well as its 50 per cent interest in Portlands Energy Centre to a subsidiary of Ontario Power Generation Inc. for net proceeds of approximately $2.8 billion before post-closing adjustments. Pre-tax losses of $414 million ($283 million after tax) were recognized on the sale in 2020 and reflect the finalization of post-closing obligations. The total pre-tax loss of $693 million ($477 million after tax) on this transaction includes losses accrued during 2019 while classified as an asset held for sale and the after-tax loss also reflects utilization of previously unrecognized tax loss benefits. The pre-tax loss is included in Net (loss)/ gain on assets sold/held for sale in the Consolidated statement of income. This loss may be amended in the future upon the settlement of existing insurance claims.
Coolidge Generating Station
In December 2018, the Company entered into an agreement to sell its Coolidge generating station in Arizona to SWG Coolidge Holdings, LLC (SWG). Salt River Project Agriculture Improvement and Power District (SRP), the PPA counterparty, subsequently exercised its contractual right of first refusal (ROFR) on a sale to a third party and the Company terminated the agreement with SWG.
In May 2019, the Company completed the sale to SRP, as per the terms of their ROFR, for proceeds of US$448 million before post-closing adjustments. As a result, the Company recorded a pre-tax gain on sale of $68 million ($54 million after tax) including the impact of $9 million of foreign currency translation gains which were reclassified from AOCI to net income. The pre-tax gain is included in Net (loss)/ gain on assets sold/held for sale in the Consolidated statement of income.
Cartier Wind
In October 2018, the Company completed the sale of its 62 per cent interest in the Cartier Wind power facilities to Innergex Renewable Energy Inc. for proceeds of $630 million before post-closing adjustments. As a result, the Company recorded a gain on sale of $170 million ($143 million after tax) which is included in Net (loss)/ gain on assets sold/held for sale in the Consolidated statement of income.

TC Energy Consolidated Financial Statements 2020 | 187

28.  COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
TC Energy and its affiliates have long-term natural gas transportation and natural gas purchase arrangements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business. Purchases under these contracts in 2020 were $224 million (2019 – $236 million; 2018 – $207 million).
Capital expenditure commitments include obligations related to the construction of growth projects and are based on the projects proceeding as planned. Changes to these projects, including cancellation, would reduce or possibly eliminate these commitments as a result of cost mitigation efforts. At December 31, 2020, TC Energy had the following capital expenditure commitments:
•approximately $0.9 billion for its Canadian natural gas pipelines, primarily related to construction costs associated with NGTL System expansion projects
•approximately $0.3 billion for its U.S. natural gas pipelines, primarily related to construction costs associated with ANR and Columbia Gulf pipeline projects
•approximately $0.2 billion for its Mexico natural gas pipelines, primarily related to construction of the Tula and Villa de Reyes pipeline projects
•approximately $0.9 billion for its Liquids pipelines, primarily related to the construction of Keystone XL
•approximately $0.3 billion for its Power and Storage business, primarily related to the Company's proportionate share of commitments for Bruce Power's life extension program.
Acquisition of common units of TC PipeLines, LP
On December 14, 2020, the Company entered into a definitive agreement and plan of merger to acquire all the outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy or its affiliates in exchange for TC Energy common shares. Pursuant to the agreement, TC PipeLines, LP common unitholders will receive 0.70 common shares of TC Energy for each issued and outstanding publicly-held TC PipeLines, LP common unit. The exchange ratio reflects an equivalent of approximately 38 million TC Energy common shares for all publicly-held common units of TC PipeLines, LP. A vote on the plan of merger by the unitholders of the publicly-held common units is scheduled for February 26, 2021. The transaction is expected to close in late first quarter 2021 subject to approval by the holders of a majority of outstanding common units of TC PipeLines, LP and customary regulatory approvals.
If the transaction closes, the expected changes in the Company's ownership interest in TC PipeLines, LP will be accounted for as an equity transaction as the Company will continue to control TC PipeLines, LP and no gain or loss will be recognized in the Consolidated statement of income resulting from the transaction.
Contingencies
TC Energy is subject to laws and regulations governing environmental quality and pollution control. As at December 31, 2020, the Company had accrued approximately $24 million (2019 – $30 million) related to operating facilities, which represents the present value of the estimated future amount it expects to spend to remediate the sites. However, additional liabilities may be incurred as assessments take place and remediation efforts continue.
TC Energy and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's consolidated financial position or results of operations.
Guarantees
As part of its role as operator of the Northern Courier pipeline, TC Energy has guaranteed the financial performance of the pipeline related to delivery and terminalling of bitumen and diluent and contingent financial obligations under sub-lease agreements.
188 | TC Energy Consolidated Financial Statements 2020

TC Energy and its partner on the Sur de Texas pipeline, IEnova, have jointly guaranteed the financial performance of the entity which owns the pipeline. Such agreements include a guarantee and a letter of credit which are primarily related to the delivery of natural gas.
TC Energy and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust, have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services.
The Company and its partners in certain other jointly-owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees and letters of credit which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by TC Energy under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been recorded in Accounts payable and other and Other long-term liabilities on the Consolidated balance sheet. Information regarding the Company’s guarantees were as follows:

		2020		2019
at December 31	Term	Potential Exposure[1]	Carrying Value	Potential Exposure[1]	Carrying Value
(millions of Canadian $)

Northern Courier pipeline	to 2055	300	26	300	27
Sur de Texas	to 2021	100	—	109	—
Bruce Power	to 2023	88	—	88	—
Other jointly-owned entities	to 2043	78	4	100	10
		566	30	597	37
1TC Energy's share of the potential estimated current or contingent exposure.
TC Energy Consolidated Financial Statements 2020 | 189

29.  VARIABLE INTEREST ENTITIES
A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains and losses of the entity.
In the normal course of business, the Company consolidates VIEs in which it has a variable interest and for which it is considered to be the primary beneficiary. VIEs in which the Company has a variable interest but is not the primary beneficiary are considered non-consolidated VIEs and are accounted for as equity investments.
Consolidated VIEs
The Company's consolidated VIEs consist of legal entities where the Company is the primary beneficiary. As the primary beneficiary, the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance including purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE.
A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

at December 31
(millions of Canadian $)	2020	2019

ASSETS
Current Assets
Cash and cash equivalents	254	106
Accounts receivable	61	88
Inventories	26	27
Other	11	8
	352	229
Plant, Property and Equipment	3,325	3,050
Equity Investments	714	785
Goodwill	424	431
Other Long-Term Assets	8	—
	4,823	4,495
LIABILITIES
Current Liabilities
Accounts payable and other	109	70
Redeemable non-controlling interest	633	—
Accrued interest	21	21
Current portion of long-term debt	579	187
	1,342	278
Regulatory Liabilities	60	45
Other Long-Term Liabilities	11	9
Deferred Income Tax Liabilities	12	9
Long-Term Debt	2,468	2,694
	3,893	3,035
190 | TC Energy Consolidated Financial Statements 2020

Certain consolidated VIEs have a redeemable non-controlling interest that ranks above the Company's equity interest. Refer to Note 20, Redeemable non-controlling interest and non-controlling interests and Note 30, Subsequent events, for additional information.
Non-Consolidated VIEs
The Company’s non-consolidated VIEs consist of legal entities where the Company is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid.
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs were as follows:

at December 31
(millions of Canadian $)	2020	2019

Balance sheet
Equity investments
Bruce Power	3,306	3,256
Pipeline equity investments and other[1]	1,371	1,464
Off-balance sheet[2]
Bruce Power	1,183	1,521
Pipeline equity investments	1,506	425
Maximum exposure to loss	7,366	6,666
1    Includes equity investment in Portlands Energy Centre classified as Assets held for sale as at December 31, 2019 and sold on April 29, 2020. Refer to Note 27, Acquisitions and dispositions, for additional information.
2    Includes maximum potential exposure to guarantees plus future expected and contingent funding commitments.
TC Energy Consolidated Financial Statements 2020 | 191

30.  SUBSEQUENT EVENTS
Columbia Pipeline Group, Inc. Debt Issuance
On December 9, 2020, the Company's subsidiary, Columbia, entered into a US$4.2 billion Delayed Draw Term Loan due in June 2022, bearing interest at a floating rate. In January 2021, US$4.0 billion was drawn on the Delayed Draw Term Loan and the total availability under the loan agreement was reduced accordingly.
Keystone XL Presidential Permit Revocation
On January 20, 2021, U.S. President Biden revoked the Presidential Permit for the Keystone XL pipeline. As a result and as of this date, the Company suspended the advancement of the Keystone XL pipeline project while it assesses the implications of the revocation and considers its options along with its partner, the Government of Alberta, and other stakeholders. The Company ceased capitalizing costs, including interest during construction, and also ceased accruing a return on the Government of Alberta Class A Interests, effective January 20, 2021. The decision to suspend advancement of the Keystone XL pipeline also represents a triggering event under GAAP requiring the Company to evaluate the Keystone XL capitalized project costs for impairment. Given the uncertainty related to the Keystone XL project, the Company expects to record a predominantly non-cash impairment charge in first quarter 2021. The carrying value of plant, property and equipment for Keystone XL, including capitalized interest, was $2.8 billion at December 31, 2020.
Accounting implications, in the first quarter of 2021 and beyond, will depend on the assessment and consideration of options as noted above, including the impacts that this has on contractual arrangements. As a result, the magnitude of the impairment charge and related recoveries cannot be quantified at this time.
The following factors will be considered in determining the amount and timing of the impairment charge and related recoveries, although these will be dependent on future decisions and developments:
•the viability of projects currently associated with the Keystone XL pipeline, including Heartland Pipeline, TC Terminals and Keystone Hardisty Terminal, is also being reviewed. The carrying value of these projects in Other long-term assets on the Consolidated balance sheet at December 31, 2020 was $0.2 billion
•incremental liabilities incurred for contractual commitments
•specified contractual recoveries
•recoverable value of the project's tangible assets
•income tax impact of the above items, including the assessment of any income tax valuation allowances and deferred income tax assets recorded at December 31, 2020.
Any principal outstanding under the project-level credit facility is fully guaranteed by the Government of Alberta without recourse to the Company. The suspension of the advancement of the project does not require immediate repayment of the debt as repayment is dependent upon certain other events or decisions specified in the credit facility agreement. While the credit facility remains outstanding, the Company continues to be responsible for ongoing interest charges. For further discussion of subsequent events related to the project-level credit facility, refer to Note 20, Redeemable non-controlling interest and non-controlling interests.

192 | TC Energy Consolidated Financial Statements 2020